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As filed with the Securities and Exchange Commission on June 22, 2005

REGISTRATION NO. 333-125441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AQUILA, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	4911	44-0541877
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

20 WEST NINTH STREET
KANSAS CITY, MISSOURI 64105
(816) 421-6600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher M. Reitz, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105
(816) 421-6600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kirstin Pace Salzman, Esq.	William S. Lamb, Esq.
Blackwell Sanders Peper Martin LLP	LeBoeuf, Lamb, Greene & MacRae, L.L.P.
4801 Main Street, Suite 1000	125 West 55th Street
Kansas City, MO 64112	New York, NY 10019
(816) 983-8000	(212) 424-8000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the premium offer described in this registration statement have been satisfied or waived.

        If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

"Premium Income Equity Securities" and "PIES" are service marks of Lehman Brothers Inc.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this premium offer prospectus may change. We may not complete the premium offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This premium offer prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Aquila, Inc.

Offer of Premium Upon
Conversion of up to an Aggregate of
13,800,000 Premium Income Equity SecuritiesSM ("PIESSM")

The expiration date of the premium offer is midnight, New York City time on July 6, 2005 unless extended or earlier terminated by us.

        We are offering to deliver a premium to holders of PIES, payable in shares of our common stock, for each PIES validly tendered and accepted for conversion pursuant to the terms and subject to the conditions set forth in this premium offer prospectus. The premium will be in addition to the number of shares of our common stock you will receive in accordance with the terms of the PIES upon exercise of your optional conversion right. The optional conversion ratio for the PIES is 8.0386 shares of our common stock for each PIES validly converted. If you convert your PIES pursuant to the premium offer, you will receive 8.0386 shares of our common stock plus additional shares of our common stock, the number of which will be fixed after 5:00 p.m., New York City time on Friday, July 1, 2005, the Pricing Date, on the basis of the pricing formula set forth herein. We will issue a press release announcing, prior to the opening of trading on Tuesday, July 5, 2005, the aggregate number of shares of our common stock you will receive for each PIES you tender for conversion and that are accepted by us. On June 21, 2005, 13,800,000 PIES were outstanding. We are conducting the premium offer to reduce our overall indebtedness and interest expense and to provide us with additional financial flexibility.

        The premium offer will expire at midnight, New York City time, on July 6, 2005, unless extended or earlier terminated by us. You may withdraw PIES that you tender at any time before the premium offer expires. In addition, you may withdraw any tendered PIES after July 29, 2005, which is 40 business days from June 2, 2005, if we have not accepted them for conversion. Any withdrawal of tendered PIES must be in accordance with the procedures set forth in this premium offer prospectus in order to be effective. If you convert PIES into shares of our common stock after the expiration date of the premium offer, you will not receive any premium.

        The premium offer is subject to the conditions described in "The Premium Offer—Conditions to the Premium Offer," including, among other things, the effectiveness of the registration statement of which this premium offer prospectus forms a part. We reserve the right to terminate or extend the premium offer if any condition of the premium offer is not satisfied and otherwise to amend the premium offer in any respect.

        The PIES are listed on the New York Stock Exchange ("NYSE") under the symbol "ILAPRP," and our common stock is listed on the NYSE under the symbol "ILA." On June 1, 2005, the day before commencement of the premium offer, the last reported sale price of the PIES on the NYSE was $34.00 per PIES and the last reported sale price of our common stock on the New York Stock Exchange was $3.79 per share. On June 21, 2005, the last reported sale price of the PIES on the NYSE was $34.99 per PIES and the last reported sale price of our common stock on the NYSE was $3.66 per share. The shares of our common stock to be issued as the premium and the shares of our common stock into which the PIES will convert have been approved for listing on the NYSE. The NYSE may consider de-listing the remaining outstanding PIES if, following the premium offer, the number of publicly-held outstanding PIES is less than 100,000, the number of holders of outstanding PIES is less than 100, the aggregate market value of the outstanding PIES is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding PIES in light of all pertinent facts as determined by the NYSE.

        Subject to our right to terminate the premium offer if any condition of the premium offer is not satisfied, we will accept for conversion any and all PIES that are properly tendered in the premium offer, as long as all of the terms and conditions of the premium offer are satisfied, including the requirement that no holder of PIES may beneficially own greater than 9.9% of our common stock (including any shares of our common stock otherwise beneficially owned by such holder) after giving effect to the conversion of the PIES tendered pursuant to the premium offer.

        We urge you to read this premium offer prospectus carefully, including the "Risk Factors" section beginning on page 19, before you make any decision regarding the premium offer. You must make your own decision whether to tender any PIES for conversion in connection with the premium offer and, if so, the number of PIES to tender. We do not make any recommendation as to whether or not holders of outstanding PIES should tender their PIES for conversion in connection with the premium offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in the premium offer, or determined if this premium offer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Premium Offer is:

The date of this premium offer prospectus is June 22, 2005.

        THIS PREMIUM OFFER PROSPECTUS INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AQUILA, INC. THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PREMIUM OFFER PROSPECTUS. SEE "WHERE YOU CAN FIND MORE INFORMATION." YOU MAY OBTAIN COPIES OF DOCUMENTS CONTAINING SUCH INFORMATION FROM US, WITHOUT CHARGE, BY EITHER CALLING OR WRITING TO US AT:

  INVESTOR RELATIONS
  AQUILA, INC.
  20 WEST NINTH STREET
  KANSAS CITY, MISSOURI 64105
  TELEPHONE: (816) 421-6600

        IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST DOCUMENTS FROM US NO LATER THAN JUNE 28, 2005, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION OF THE PREMIUM OFFER ON JULY 6, 2005.

        Additionally, you can get further information about us on our website, http://www.aquila.com. The information on our website does not constitute part of this premium offer prospectus.

        You should rely only on the information contained or incorporated by reference in this premium offer prospectus. We have not, and the dealer manager has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to convert, and are seeking tenders of, the PIES only in jurisdictions where the offers or tenders are permitted. You should assume that the information appearing in this premium offer prospectus and the documents incorporated by reference in this premium offer prospectus is accurate only as of the dates of this premium offer prospectus or of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains the reports, proxy and information statements and other information regarding issuers that file electronically. The address of the SEC's Internet site is http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents. This information incorporated by reference is considered part of this premium offer prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC (excluding any portions thereof containing information furnished under Items 2.02 or 7.01 (or any predecessor item), or any related exhibit, of any Current Report on Form 8-K unless otherwise indicated) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any filings made after the date of this premium offer prospectus until the premium offer is completed):

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

  •
  Current Reports on Form 8-K, filed on March 1, 2005, March 14, 2005, April 18, 2005, April 26, 2005, May 6, 2005, June 2, 2005 and June 22, 2005.

  •
  The description of our common stock contained in our Registration Statement on Form 8-B dated May 5, 1987 (File No. 001-03562) and the description of the preference stock purchase rights set forth in our Registration Statement on Form 8-A dated March 4, 1997 (File No. 001-03562).

FORWARD-LOOKING STATEMENTS

        This premium offer prospectus contains forward-looking information. Forward-looking information involves risks and uncertainties, and certain important factors can cause actual results to differ materially from those anticipated. The forward-looking statements contained in this premium offer prospectus include:

  •
  We intend to execute our long-term strategic plan, including the sale of certain regulated utility assets and our interests in three merchant peaking facilities and Everest Connections, as well as the termination of our Elwood tolling contract, which we expect to help bring our returns closer to those of our peers by the end of 2007. Some important factors that could cause actual results to differ materially from those anticipated include:

  •
  We may receive bids for assets at prices that are inadequate or insufficient for accomplishing our targeted goals.

  •
  The sale of other utility properties in the market may affect the timing of our sale process.

  •
  Regulatory commissions may not approve some or all of the contemplated divestitures.

  •
  We may not be able to retire indebtedness and our other long-term obligations on reasonable terms with the proceeds raised by additional asset sales.

  •
  We may not be able to improve returns on our Utilities business if our business process improvement initiative does not create significant savings over the next three years or, even if it does generate significant savings, we may not be allowed by regulatory commissions to retain such savings for the benefit of our shareholders.

  •
  The counterparty to our Elwood tolling contract may be unwilling to terminate or restructure this contract, or we may not find a third party willing to assume this obligation upon acceptable terms.

  •
  We anticipate significant additional capital expenditures in order to satisfy our long-term power generation and transmission needs and comply with environmental rules and regulations. Some important factors that could cause actual results to differ materially from those anticipated include:

  •
  We may not receive the approvals required to participate in the planned construction of additional generating capacity at the Iatan facility near Weston, Missouri, or to complete our South Harper peaking facility near Peculiar, Missouri.

  •
  Environmental rules and regulations could change such that we are not required to make anticipated capital expenditures for environmental compliance.

  •
  We may not receive shareholder approval to issue additional shares of our common stock, which may be required to fund part of our anticipated future capital expenditures.

  •
  We will attempt to improve operating cash flows by improving our operating efficiencies, increasing utility rates and cost recovery, retiring debt and long-term liabilities, and completing the wind-down of our Merchant Services business. Some important factors that could cause actual results to differ materially from those anticipated include:

  •
  We may not recover a significant portion of the fuel and purchase power costs we incur to provide utility services in our largest jurisdiction, Missouri.

  •
  We may not be able to improve returns on our Utilities business if our business process improvement initiative does not create significant savings over the next three years or, even if it does generate significant savings, we may not be allowed by regulatory commissions to retain such savings for the benefit of our shareholders.

    •
    Counterparties may default on their obligations to supply commodities or return collateral to us or to meet their obligations under commercial contracts, including those designed to hedge against movements in commodity prices.

    •
    The counterparty to our Elwood tolling contract may be unwilling to terminate or restructure this contract, or we may not find a third party willing to assume this obligation upon acceptable terms.

SUMMARY

        This summary highlights material information contained or incorporated by reference in this premium offer prospectus. This summary is not complete and does not contain all of the information that you should consider when making a decision regarding the premium offer. You should carefully read this entire premium offer prospectus, including "Risk Factors," and the information we have incorporated by reference into this premium offer prospectus before making a decision to participate in the premium offer. All references in this premium offer prospectus to "Aquila," the "Company," "we," "our" and "us" are to Aquila, Inc. including its subsidiaries, unless the context requires otherwise.

Our Company

        We are primarily an integrated electric and natural gas utility headquartered in Kansas City, Missouri. We began as Missouri Public Service Company in 1917 and reincorporated in Delaware as UtiliCorp United Inc. in 1985. In March 2002, we changed our name to Aquila, Inc. Our business is organized into two groups: Utilities, which comprises our regulated utility operations, and Merchant Services, which comprises our unregulated energy activities.

        Our primary focus is our Utilities group, which owns and operates regulated electric and natural gas utilities serving more than 1.3 million customers in seven mid-western states. Our electric utilities include 2,075 MW of generation capacity and 20,888 pole miles of electric transmission and distribution lines. Our gas utilities include 721 miles of gas transmission pipelines and 19,356 miles of gas distribution mains and service lines. The Utilities group generated revenues of $1.8 billion and $657.4 million in the year ended December 31, 2004 and three months ended March 31, 2005, respectively, and had total assets of approximately $3.2 billion and $3.1 billion at December 31, 2004 and March 31, 2005, respectively. Substantially all of our revenues are generated by the Utilities group.

        Until recently, our operations also included significant international utility investments and Merchant Services was a much larger component of our business. In 2002, we began to reposition our business to focus on our Utilities group and reduce our financial obligations. As part of that repositioning, we have sold all of our international investments and most of our Merchant Services assets, and we have wound down most of our Merchant Services energy trading portfolio. Our remaining Merchant Services group principally owns, operates, and contractually controls non-regulated power generation assets in the United States.

Strategic and Financial Repositioning Overview

Overview

        Our repositioning plan is based on improving operational results of our integrated electric and gas utility operations and strengthening our credit profile. The key elements of our plan are to:

  •
  Maintain synergies of an integrated, multi-state utility.

  •
  Significantly reduce our debt levels.

  •
  Continue to improve operational efficiency and lower earnings variability.

  •
  Gain access to the capital markets on improved terms, allowing the company to more cost-effectively fund investments in its rate base to meet customer needs.

  •
  Actively work with regulators and legislators to address rate and fuel cost issues.

  •
  Selectively divest regulated utility assets.

  •
  Efficiently divest of our interest in remaining three merchant peaking facilities and Everest Connections and exit our Elwood tolling obligation.

        This repositioning plan was developed to focus on building and maintaining the generation, transmission and distribution infrastructure necessary to provide our utility customers with safe and reliable service, while increasing the returns on invested capital in jurisdictions that lag behind those of our peers. We intend to focus on improving our returns through future rate activities and our recently initiated six sigma process improvement program, which we believe will bring our returns closer to those of our peers by the end of 2007.

Asset Divestures and Strengthen Credit Profile

        With a stronger credit profile we will have the opportunity to invest in power generation, transmission and distribution capacity, as well as undertake environmental upgrades over the next decade. These normal course investments will not only improve the reliability and quality of our utility service, but also provide a platform for additional growth in our earnings and enhanced shareholder value.

        Following an extensive review and discussion with outside advisors on our stand-alone regulated utility strategy, we have retained investment banking advisors to conduct a competitive sale process for certain regulated utility assets. Due to regulatory and price uncertainties associated with the sale of regulated assets, we intend to concurrently conduct a competitive bidding process for utility assets having an aggregate net plant book value of approximately $874 million as of December 31, 2004. The utilities that will be included in the competitive bidding process are our gas operations in Michigan, Minnesota and Missouri and our electric operations in Kansas, Colorado and our St. Joseph, Missouri service territory. At the conclusion of this process, we expect to enter into one or more definitive sale agreements to sell a subset of the offered properties. We will not determine which assets to sell until the conclusion of the competitive bidding process. Among other considerations, our decision will be based on the comparison of the value of the offers versus the value we can build by continuing to own and operate these assets, execution risk through the regulatory approval process, and the opportunity to support the growth of our remaining operations.

        We expect to use the proceeds from the sale of regulated utility assets to retire debt and other liabilities. We currently have more than $700 million of debt obligations that are, or are expected to be, callable at par or at a reasonable fixed contractual fee. Having the ability to repurchase debt securities at fixed prices allows us to deploy the proceeds from utility asset divestures efficiently in order to reduce debt and improve our credit profile.

        We will also be focused on the divesture of our non-regulated assets and contractual requirements. This includes the continued analysis of the timing of our divesture of the remaining three peaking facilities and Everest Connections. Additionally, we will continue to pursue the exit of our Elwood tolling contract commitments. The proceeds from the sale of the peaking facilities and Everest Connections will be applied towards the exit of our Elwood tolling contract or to retire debt.

Historical Review of Repositioning Efforts

        In response to significant changes in the energy industry during the past few years, we undertook a strategic review of our business in the second quarter of 2002 and announced a change in our strategic direction. Our revised strategy features a concentrated focus on our domestic utility operations, which preceded our diversification into merchant and international arenas in the 1990s.

        As part of this repositioning, we took the following actions in 2002:

  •
  Began the wind-down of our Merchant Services trading portfolio in North America and Europe;

  •
  Sold our natural gas storage facilities in both North America and the United Kingdom;

  •
  Sold substantially all of our merchant loan portfolio;

  •
  Sold our gas gathering and processing business located primarily in Texas and Oklahoma;

  •
  Reduced our investment in Quanta Services, Inc. (which builds and maintains networks that carry energy and telecommunications) from 38% to 10.2%;

  •
  Sold our equity investment in regulated utility operations in New Zealand; and

  •
  Eliminated our quarterly dividend.

        Separately, we restructured our Utilities group in 2002 to more closely align it with its regulatory service areas. Due to our ongoing restructuring efforts since March 2002, we reduced staff by approximately 1,800 employees, including those transferred with the sale of various businesses. Of these, 496 were Corporate or Utilities employees.

        In 2003, we continued to execute on our transition plan through the following actions:

  •
  Sold our remaining 10.2% investment in Quanta Services, Inc.;

  •
  Sold our Australian investments;

  •
  Signed an agreement to sell our United Kingdom utility investment, which we completed in January 2004;

  •
  Entered into a $430 million three-year secured term loan;

  •
  Terminated our capacity payment obligations under our Acadia tolling agreement;

  •
  Signed agreements to sell our Canadian utility businesses, which we completed in the second quarter of 2004;

  •
  Signed agreements to sell our equity investment in 13 independent power plants, which we completed in the first half of 2004;

  •
  Pursued rate increases for certain of our gas and electric operations; and

  •
  Continued the wind-down of our wholesale energy trading businesses in North America and Europe.

        In 2004, we continued to implement our restructuring plan through the following actions, among others:

  •
  Sold our investment in a merchant power plant development project in the United Kingdom;

  •
  Settled rate cases relating to our Missouri and Colorado electric and Missouri and Nebraska gas utility operations and pursued rate relief for our Kansas electric and gas utility operations;

  •
  Terminated our capacity payment obligations under our Aries tolling agreement and exited our investment in the Aries merchant power plant;

  •
  Received a distribution on our investment in the BAF Energy cogeneration project;

  •
  Renewed our 364-day letter of credit facility;

  •
  Sold a non-strategic natural gas system located in eastern Missouri;

  •
  Terminated four long-term natural gas supply contracts;

  •
  Issued 46.0 million shares of common stock and $345 million of mandatorily convertible senior notes, raising $446.6 million in net proceeds;

  •
  Retired the $430 million three-year secured term loan due in April 2006;

  •
  Entered into a $220 million five-year unsecured term loan and a $110 million five-year revolving credit facility; and

  •
  Entered into a $150 million six-month revolving credit facility secured by the accounts receivable of our regulated operations.

        Proceeds from these asset sales were used to pay down debt, fund restructuring charges and support our continuing operations.

        Our principal executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105, and our telephone number is (816) 421-6600.

Capitalization

        The following table sets forth our capitalization as of March 31, 2005, on an actual basis, and on a pro forma as adjusted basis to give effect to the premium offer.

	March 31, 2005
	Actual	Pro Forma as adjusted for the Premium Offer (a)
	(in millions)
Long-term debt (including current maturities)	$2,350.6	$2,005.6
Common shareholders' equity	$1,131.1	$1,464.1
Total capitalization	$3,481.7	$3,469.7

(a)
Pro forma capitalization as of March 31, 2005 assumes conversion of 100% of the outstanding PIES at the Premium Offer Ratio using a Weighted Average Price equal to the closing price of our common stock on June 1, 2005, resulting in (i) the issuance of 131.0 million shares of common stock at $3.79 per share, and (ii) an estimated pretax and after-tax loss of $79.2 million, including estimated fees and expenses of $3.3 million.

The Premium Offer

        The material terms of the premium offer are summarized below. In addition we urge you to read the detailed descriptions in the sections of this premium offer prospectus entitled "The Premium Offer," "Comparison of Rights Between the PIES and Our Common Stock," "Description of Common Stock," and "Description of the PIES."

Issuer/Offeror	Aquila, Inc. 20 West Ninth Street Kansas City, Missouri 64105 Telephone: 816-421-6600
Securities Subject to the Premium Offer	Up to an aggregate of 13,800,000 PIES.
Purpose of Premium Offer
The principal purpose of the premium offer is to reduce our debt and interest expense, which will improve our cash flow and our overall credit standing. All of these factors will provide us with additional financial flexibility.
Expiration Date
Midnight, New York City time, on July 6, 2005, unless we extend or earlier terminate the premium offer. If we extend the premium offer, it will be the latest time and date to which the premium offer is so extended.
Premium Offer Ratio	The Premium Offer Ratio will be calculated after 5:00 p.m., New York City time, on July 1, 2005, the Pricing Date, as the sum of:
• 8.0386 shares of common stock; plus
• $5.50 divided by the Weighted Average Price,
subject to a maximum Premium Offer Ratio of 9.8039 shares of common stock per PIES. The Premium Offer Ratio will be rounded to the nearest fourth decimal point.

For purposes of these calculations "Weighted Average Price" means the arithmetic average of the daily volume-weighted average prices of our common stock, beginning on June 22, 2005 and ending on the Pricing Date as further described in "The Premium Offer—Premium Offer Ratio."
Fractional shares will not be issued in the premium offer and cash will be paid in lieu of any fractional shares.
Optional Conversion Rate for PIES Prior to the Mandatory Conversion Date (without Premium Offer)	8.0386 shares of common stock per PIES
Conversion Rate for PIES on the Mandatory Conversion Date (September 15, 2007)
Between 8.0386 and 9.8039 shares of common stock per PIES, depending on the average closing price of our common stock over a 20 trading day period ending on the third trading day immediately prior to the Mandatory Conversion Date. The rate would be 8.0386 shares if June 2, 2005 were the mandatory conversion date.

Approximate Number of Shares of Common Stock Outstanding with a Weighted Average Price equal to the closing price on June 1, 2005:
On June 1, 2005	241,863,768 shares
After the premium offer, assuming conversion of the following percentages of PIES in the premium offer:
100%	372,823,008 shares
75%	340,083,198 shares
50%	307,343,388 shares
25%	274,603,578 shares
Closing Price on June 1, 2005:
Common Stock	$3.79 per share
PIES	$34.00 per PIES
Closing Price on June 21, 2005:
Common Stock	$3.66 per share
PIES	$34.99 per PIES
Listing of Common Stock and PIES	NYSE
Symbol	ILA (Common Stock) ILAPRP (PIES)
Method of Tendering	In order to tender PIES pursuant to the premium offer, holders must follow the procedures set forth under the caption "The Premium Offer—Procedures for Tendering PIES."
Conditions to the Premium Offer
The premium offer is conditioned upon: (1) the effectiveness of the registration statement of which this premium offer prospectus forms a part; (2) the accuracy of representations and warranties, and the compliance with certain covenants, contained in the dealer manager agreement, in each case, as of the expiration of the premium offer; and (3) the other closing conditions described in the section of this premium offer prospectus entitled "The Premium Offer—Conditions to the Premium Offer."
Withdrawal Rights
You may withdraw previously tendered PIES at any time before the expiration date of the premium offer. In addition, you may withdraw any PIES that you tender that are not accepted by us for conversion after July 29, 2005, which is 40 business days from June 2, 2005. See the section of this premium offer prospectus entitled "The Premium Offer—Withdrawals of Tenders."
No Appraisal Rights	No appraisal rights are available to holders of PIES in connection with the premium offer.

Exchange agent	Union Bank of California, N.A. Corporate Trust Department 120 S. San Pedro Street, 4th Floor Los Angeles, CA 90012 Telephone: (213) 972-5660 Facsimile: (213) 972-5695
Dealer Manager	Credit Suisse First Boston 11 Madison Avenue New York, NY 10010 Telephone: (212) 325-4153
Information Agent	The Altman Group, Inc. 1275 Valley Brook Avenue Lyndhurst, NJ 07071 Telephone: (800) 461-9316 Facsimile: (201) 460-0050
Fees and Expenses
Pursuant to the terms of the dealer manager agreement, we will be required to pay to Credit Suisse First Boston a graduated fee as described in the section of this premium offer prospectus entitled "The Premium Offer—Dealer Manager." Pursuant to the fee arrangement, the dealer manager's fee will be calculated primarily based upon the principal amount of PIES validly tendered and not withdrawn in the premium offer. In no event will this fee exceed $3,044,375. We will also be responsible for certain other fees and expenses in connection with the premium offer. See "The Premium Offer—Fees and Expenses."
Risk Factors
See "Risk Factors" and other information included or incorporated by reference in this premium offer prospectus for a discussion of factors you should carefully consider before deciding to participate in the premium offer.
Certain Consequences to Non-Tendering Holders
PIES not converted in the premium offer will remain outstanding after the consummation of the premium offer. If a sufficiently large number of PIES do not remain outstanding after the premium offer, the trading market for the remaining outstanding PIES may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the PIES. In addition, the NYSE may consider de-listing the remaining outstanding PIES if it determines the PIES are no longer suitable for listing. See "The Premium Offer—NYSE Listing."
Tax Consequences
See "United States Federal Income Tax Consequences" in this premium offer prospectus for a discussion of the U.S. federal income tax consequences of tendering PIES pursuant to the premium offer. You should consult your own tax advisor for a full understanding of the tax consequences of participating in the premium offer.

Representations and Warranties
Upon execution of the letter of transmittal in connection with a tender of PIES in the premium offer, a tendering holder represents and warrants that (1) it has the power and authority to tender the PIES for conversion and to acquire the shares of our common stock issuable upon the conversion of such tendered PIES, and (2) either (a) upon such conversion, the beneficial owner of such tendered PIES will not beneficially own in excess of 9.9% of the aggregate number of shares of our common stock outstanding immediately after giving effect to such conversion or (b) the letter of transmittal sets forth (i) the number of shares of our common stock that the beneficial owner will beneficially own immediately prior to such conversion, excluding shares issued on converted PIES, (ii) the number of PIES being tendered, (iii) the number of PIES being tendered by the beneficial owner through other DTC participants, and (iv) that the holder is requesting that we do not accept for conversion any PIES to the extent that upon conversion of such PIES the beneficial owner's beneficial ownership of our common stock will exceed 9.9% of the aggregate number of shares of our common stock outstanding following the premium offer.
Regulatory Requirements
We are not aware of any governmental or regulatory approvals required for completing the premium offer other than those which we have previously obtained and compliance with the federal securities laws, including the effectiveness of the registration statement of which this premium offer prospectus forms a part.

QUESTIONS AND ANSWERS ABOUT THE PREMIUM OFFER

        These answers to questions that you may have as a holder of PIES, as well as the summary that follows, provide an overview of material information regarding the premium offer that is included elsewhere or incorporated by reference in this premium offer prospectus. To fully understand the premium offer and the other considerations that may be important to your decision about whether to participate in the premium offer, you should carefully read this premium offer prospectus in its entirety, including the section entitled "Risk Factors," as well as the information incorporated by reference in this premium offer prospectus. For further information regarding Aquila, Inc., see the section of this premium offer prospectus entitled "Where You Can Find More Information."

Why are we making the premium offer?

        We are making the premium offer as part of our ongoing strategy to reduce our overall indebtedness and interest expense and to provide us with additional financial flexibility. The PIES represent $345 million of our senior unsecured indebtedness. The PIES bear interest at a rate of 6.75% per annum, payable quarterly in arrears, resulting in aggregate annual interest payments equal to $23,287,500. The premium offer provides for the conversion of the PIES that are validly tendered and accepted into shares of our common stock instead of having the PIES remain outstanding until their mandatory conversion into shares of our common stock on September 15, 2007 or until their optional conversion prior to September 15, 2007. The conversion of PIES will reduce our annual interest payments on the converted PIES, which will improve our overall credit standing.

What amount of PIES is being sought in the premium offer?

        We are seeking the conversion of up to an aggregate of 13,800,000 PIES, representing all of our outstanding PIES.

What will participating PIES holders receive in the premium offer?

        We are offering to deliver a premium to holders of PIES, payable in shares of our common stock, for each PIES validly tendered and accepted for conversion pursuant to the terms and subject to the conditions set forth in this premium offer prospectus. The premium shares will be in addition to the number of shares of our common stock you will receive in accordance with the terms of the PIES upon exercise of your optional conversion right. The optional conversion ratio set forth in the PIES is 8.0386 shares of our common stock for each PIES validly converted.

        Accordingly, the aggregate number of shares you will receive for each PIES that we accept for conversion in the premium offer, which we refer to as the "Premium Offer Ratio," will be the sum of:

  •
  8.0386 shares of common stock (based upon the Optional Conversion Ratio); plus

  •
  $5.50 divided by the Weighted Average Price (the premium),

subject to a maximum Premium Offer Ratio of 9.8039 shares of common stock per PIES. The Premium Offer Ratio will be rounded to the nearest fourth decimal place. The Premium Offer Ratio will be calculated after 5:00 p.m., New York City time, on July 1, 2005 (the "Pricing Date").

        For purposes of these calculations "Weighted Average Price" means the arithmetic average of the daily volume-weighted average prices of our common stock, beginning on June 22, 2005 and ending on the Pricing Date. The daily volume-weighted average shall equal the daily volume-weighted average price for our common stock on the NYSE during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE), as reported by Bloomberg Financial Services through its "Volume at Price" (ILA N [Equity] VAP [Go]) functions. The Weighted Average Price will be rounded to the nearest whole cent.

        Fractional shares will not be issued and cash will be paid in lieu of any fractional shares.

        Our common stock and the PIES are listed on the New York Stock Exchange (the "NYSE") under the symbols "ILA" and "ILAPRP," respectively. On June 1, 2005, the day before commencement of the premium offer, the last reported sale price per PIES on the NYSE was $34.00 and the last reported sale price of our common stock on the NYSE was $3.79 per share. On June 21, 2005, the last reported sale price of the PIES on the NYSE was $34.99 per PIES and the last reported sale price of our common stock on the NYSE was $3.66 per share.

When will I know the Premium Offer Ratio for the premium offer?

        We will calculate the Premium Offer Ratio on the Pricing Date and will issue a press release announcing the Premium Offer Ratio prior to 9:00 a.m., New York City time, on the next business day, July 5, 2005 (the "Announcement Date"). In addition, from the commencement of the offer, you will know the maximum Premium Offer Ratio. You can also obtain relevant information with respect to the Premium Offer Ratio on a daily basis during the offer period as well as the final Premium Offer Ratio, after its determination on the Pricing Date, by calling the information agent at the toll-free number provided on the back cover of this prospectus. See "The Premium Offer—Premium Offer Ratio."

If I tender my PIES, will I receive the quarterly interest payment that is payable on June 15, 2005?

        Yes. Holders that tender their PIES for conversion pursuant to the premium offer will be entitled to receive the quarterly interest payment that is payable on June 15, 2005, for which May 31, 2005 is the record date. However, holders that tender their PIES are not entitled to receive interest accrued on the PIES from June 15, 2005 through the date the PIES are accepted for conversion.

How does the amount of common stock I will receive if I tender my PIES compare to the amount of common stock I will receive upon the mandatory conversion of the PIES?

        The number of shares of our common stock that you will receive on September 15, 2007, the mandatory conversion date, is dependent on the average price of our common stock over a 20 trading day period ending on the third trading day immediately prior to the mandatory conversion date. The minimum number of shares of our common stock you will receive on the mandatory conversion date is equal to 8.0386 shares and the maximum number of shares of our common stock you will receive is 9.8039 shares. Assuming June 2, 2005 were the mandatory conversion date, you would receive 8.0386 shares of our common stock. The number of shares of our common stock you will receive for each PIES accepted for conversion in the premium offer is dependent on the Weighted Average Price of our common stock, as described above. The number of shares you will receive pursuant to this premium offer is subject to a maximum of 9.8039 shares. If the Weighted Average Price were equal to the closing price of our common stock on June 1, 2005, you would receive 9.4898 shares of our common stock for each PIES that is validly tendered and accepted for conversion pursuant to the terms and subject to the conditions set forth in this premium offer prospectus, which represents a premium of 1.4512 shares over the minimum and 0.3141 shares less than the maximum number of shares of common stock that you could receive on September 15, 2007, for each of your PIES that is mandatorily converted into shares of our common stock.

What rights will I lose if I tender my PIES?

        If you validly tender your PIES and we accept them for conversion into shares of our common stock, you will lose your right to receive quarterly interest payments after completion of the premium offer, as well as any accrued but unpaid interest through and including the date your PIES are converted. If you hold your PIES until the mandatory conversion date of September 15, 2007, you will continue to receive quarterly interest payments in addition to the number of shares of our common stock you would be entitled to based on the average price of our common stock over the 20 day trading period ending on the third trading day immediately prior to the mandatory conversion date.

Will we accept all validly tendered PIES?

        Subject to our right to terminate the premium offer if any condition to the premium offer is not satisfied, we will accept for conversion any and all PIES that are properly tendered in the premium offer, as long as all of the terms and conditions of the premium offer are satisfied, including the requirement that no holder of PIES may beneficially own greater than 9.9% of our common stock (including any shares of our common stock otherwise beneficially owned by such holder) after giving effect to the conversion of the PIES tendered pursuant to the premium offer. Holders of PIES should also note that the ownership of more than 15% of our outstanding common stock can trigger the exercisability of the preference stock purchase rights under our stockholder rights plan, as further described in "Description of Common Stock—Stockholder Rights Plan." We reserve the right to delay acceptance of tendered PIES (i) to determine whether such PIES were validly tendered, (ii) if acceptance by us would be unlawful or (iii) if any condition to the premium offer has not been satisfied.

May I tender only a portion of the PIES that I hold?

        Yes. You do not have to tender all of your PIES to participate in the premium offer.

If the premium offer is consummated and I do not participate in the premium offer or I do not tender all of my PIES in the premium offer, how will my rights under my unconverted PIES be affected?

        The terms of your PIES, if any, that remain outstanding after the consummation of the premium offer will not change as a result of the premium offer.

How will the premium offer affect the trading market for the PIES that are not converted?

        If a sufficiently large number of PIES do not remain outstanding after the premium offer, the trading market for the remaining outstanding PIES may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in PIES. In addition, the NYSE may consider de-listing the remaining outstanding PIES if, following the premium offer, the number of publicly-held outstanding PIES is less than 100,000, the number of holders of outstanding PIES is less than 100, the aggregate market value of the outstanding PIES is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding PIES in light of all pertinent facts as determined by the NYSE.

What do we intend to do with the PIES that are tendered in the premium offer?

        PIES accepted for conversion by us in the premium offer will be cancelled upon conversion.

Are we making a recommendation regarding whether you should tender in the premium offer?

        We are not making any recommendation regarding whether you should tender or refrain from tendering your PIES in the premium offer. Accordingly, you must make your own determination as to whether to tender your PIES in the premium offer and, if so, the number of PIES to tender. Before making your decision, we urge you to carefully read this premium offer prospectus in its entirety, including the information set forth in the section of this premium offer prospectus entitled "Risk Factors," and the other documents incorporated by reference in this premium offer prospectus.

Will the common stock to be issued upon conversion of the PIES and pursuant to the terms of the premium offer be listed for trading?

        The shares of our common stock to be issued as the premium and the shares of our common stock into which the PIES will convert have been approved for listing on the NYSE. For more information regarding the market for our common stock, see the section of this premium offer prospectus entitled "Market for Common Stock and PIES."

What are the conditions to the premium offer?

        The premium offer is conditioned upon:

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  the effectiveness of the registration statement of which this premium offer prospectus forms a part;

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  the accuracy of representations and warranties, and the compliance with certain covenants and conditions, contained in the dealer manager agreement, in each case, as of the expiration of the premium offer; and

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  the other closing conditions described in the section of this premium offer prospectus entitled "The Premium Offer—Conditions to the Premium Offer."

        While we may waive certain conditions of the premium offer, we may not waive the conditions set forth in the first two bullets above. The registration statement of which this prospectus forms a part has been filed with the Securities and Exchange Commission (the "Commission"), and the Commission may review the registration statement and provide comments to us, which we may be required to address before the registration statement can become effective. The dealer manager may waive the conditions set forth in the second bullet above. If any of the conditions is not satisfied or waived, we will not accept and convert any validly tendered PIES. For more information regarding the conditions to the premium offer (including conditions we cannot waive), see the section of this premium offer prospectus entitled "The Premium Offer—Conditions to the Premium Offer."

When does the premium offer expire?

        The premium offer will expire at midnight, New York City time, on July 6, 2005, unless extended or earlier terminated by us.

Under what circumstances can the premium offer be extended, amended or terminated?

        We reserve the right to extend the premium offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the premium offer in any respect prior to the expiration date of the premium offer. Further, we may be required by law to extend the premium offer if we make a material change in the terms of the premium offer or in the information contained in this premium offer prospectus or waive a material condition to the premium offer. During any extension of the premium offer, PIES that were previously tendered and not validly withdrawn will remain subject to the premium offer. We reserve the right, in our sole and absolute discretion, to terminate the premium offer at any time prior to the expiration date of the premium offer if any condition to the premium offer is not satisfied. If the premium offer is terminated, no PIES will be accepted for conversion as part of the premium offer and any PIES that have been tendered will be returned to the holder. For more information regarding our right to extend, amend or terminate the premium offer, see the section of this premium offer prospectus entitled "The Premium Offer—Extension, Delay in Acceptance, Amendment or Termination."

How will I be notified if the premium offer is extended, amended or terminated?

        If the premium offer is extended, amended or terminated, we will promptly issue a press release or another form of public announcement, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the premium offer. For more information regarding notification of extensions, amendments or the termination of the premium offer, see the section of this premium offer prospectus entitled "The Premium Offer—Extension, Delay in Acceptance, Amendment or Termination."

What risks should I consider in deciding whether or not to tender my PIES?

        In deciding whether to participate in the premium offer, you should carefully consider the discussion of risks and uncertainties affecting our business, the PIES and our common stock described in the section of this premium offer prospectus entitled "Risk Factors," and the documents incorporated by reference in this premium offer prospectus.

What are the federal income tax consequences of my participation in the premium offer?

        Although no direct authority exists as to the Federal income tax consequences of the conversion for a premium, assuming the PIES are treated as a forward purchase contract, we believe that you will recognize ordinary income in an amount equal to the premium shares issued to you. In addition, you will recognize short-term capital gain on the disposition of fractional shares. However, as discussed below, alternative U.S. Federal income tax characterizations are possible. For a detailed discussion, see the section of this premium offer prospectus entitled "United States Federal Income Tax Consequences." You should consult your own tax advisor for a full understanding of the tax consequences of participating in the premium offer.

Are the financial condition and results of operations of Aquila relevant to my decision to tender in the premium offer?

        Yes. The price of both our common stock and the PIES are closely linked to our financial condition and results of operations. The successful completion of the premium offer will reduce our debt service obligations and improve our overall credit standing. For information about the accounting treatment of the premium offer, see the section of this premium offer prospectus entitled "The Premium Offer—Accounting Treatment."

Will we receive any cash proceeds from the premium offer?

        No. We will not receive any cash proceeds from the premium offer.

What amount of expenses will we incur to effect the premium offer?

        If the maximum of 13,800,000 PIES are validly tendered and accepted, we expect to incur an aggregate of approximately $3.3 million in cash expenses. However, we will not have any further obligation to make any interest payments with respect to PIES which have been tendered and accepted for conversion because they will no longer be outstanding.

How do I tender my PIES?

        The PIES are represented by a global certificate registered in the name of the Depository Trust Company or its nominee, which we refer to in this premium offer prospectus as the "depository" or "DTC." DTC is the only registered holder of the PIES. DTC facilitates the clearance and settlement of PIES transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        If you beneficially own PIES through an account maintained by a DTC participant and you desire to tender those PIES, you should contact the DTC participant promptly and instruct it to tender your PIES on your behalf.

        To properly tender PIES, the exchange agent must receive, prior to the expiration of the premium offer, either:

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  a timely confirmation of book-entry transfer of such PIES and a properly completed letter of transmittal according to the procedure for book-entry transfer described in this premium offer prospectus; or

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  an agent's message through the automated tender offer program of DTC.

        For more information regarding the procedures for tendering your PIES, see the section of this premium offer prospectus entitled "The Premium Offer—Procedures for Tendering PIES."

Do I have to make any representations and warranties in connection with a tender of my PIES?

        Yes. The letter of transmittal contains several representations and warranties, including a representation that you have the power and authority to tender the PIES for conversion and to acquire the shares of our common stock issuable upon the conversion of such tendered PIES, and a representation that either (i) upon such conversion, the beneficial owner of such tendered PIES will not beneficially own more than 9.9% of the aggregate number of shares of our common stock outstanding immediately after giving effect to such conversion or (ii) the letter of transmittal sets forth (A) the number of shares of our common stock that such owner will beneficially own immediately prior to such conversion, excluding shares issued on converted PIES, (B) the number of PIES being tendered, (C) the number of PIES being tendered by such beneficial owner through other DTC participants, and (D) that the holder is requesting that we do not accept for conversion any PIES to the extent that upon conversion of such PIES the holder's beneficial ownership of our common stock will exceed 9.9% of the aggregate number of shares of our common stock outstanding following the premium offer.

What happens if some or all of my PIES are not accepted for conversion?

        If we decide not to accept some or all of your PIES because (i) such PIES were not validly tendered, (ii) acceptance by us would be unlawful, (iii) upon conversion of such PIES the beneficial owner's beneficial ownership of our common stock will exceed 9.9% of the aggregate number of shares of our common stock outstanding following the premium offer, or (iv) any condition to the premium offer was not satisfied, DTC will credit any unaccepted PIES to your DTC participant's account. For more information, see the section of this premium offer prospectus entitled "The Premium Offer—Return of Unaccepted PIES."

What is the deadline to withdraw previously tendered PIES?

        You may withdraw previously tendered PIES at any time prior to the expiration date of the premium offer, which is, midnight, New York City time, on July 6, 2005, unless extended or earlier terminated by us. In addition, you may withdraw any PIES that you tender that are not accepted for conversion by us after July 29, 2005, which is 40 business days from June 2, 2005. For more information, see the section of this premium offer prospectus entitled "The Premium Offer—Withdrawals of Tenders."

How do I withdraw previously tendered PIES?

        To withdraw previously tendered PIES, your DTC participant is required to deliver a written notice of withdrawal to the exchange agent, which may be delivered by facsimile, or your DTC participant must comply with the appropriate procedures of DTC's automated tender offer program. For more information regarding the procedures for withdrawing tendered PIES, see the section of this premium offer prospectus entitled "The Premium Offer—Withdrawals of Tenders."

Will I have to pay any fees or commissions if I tender my PIES?

        If your PIES are held through a broker or other nominee who tenders the PIES on your behalf (other than those tendered through the dealer manager), your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the premium offer?

        If you have questions regarding the premium offer, please contact the dealer manager, Credit Suisse First Boston. You may call Credit Suisse First Boston at (212) 325-4153. If you have questions regarding the procedures for tendering PIES in the premium offer, require additional premium offer materials, require assistance in tendering your PIES or desire to obtain a representative Weighted Average Price, calculated as if the measurement period ended on the preceding business day (taking into account only those trading days that have elapsed during the measurement period) for the purpose of estimating the Premium Offer Ratio, please contact The Altman Group, Inc., the information agent. You may call the information agent toll-free at (800) 461-9316. You may also write to the information agent or the dealer manager at their respective addresses set forth on the back cover of this premium offer prospectus.

RISK FACTORS

        An investment in our common stock involves a number of risks. Before deciding to convert any PIES into shares of our common stock, you should carefully consider the risk factors described below, together with the other information contained in this premium offer prospectus and the documents that are incorporated by reference. The risks and uncertainties described below are not the only risks and uncertainties we are facing. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us. We consider the risks described below and in the documents incorporated by reference to be material to your decision whether or not to convert the PIES into shares of our common stock. If any of these risks occur, our business, financial condition or results of operations could be materially harmed. In that case, you may lose all or a part of your investment. You should refer to "Forward-Looking Statements" for a discussion of additional important factors that could cause actual results to differ materially from those anticipated.

Risk Factors Relating to Aquila

Our utility operations do not generate sufficient cash flow to satisfy our current obligations. Therefore, our ability to satisfy our current and future obligations is dependent upon increasing revenues and reducing our expenses.

        Our primary business is the ownership and operation of our electric and natural gas utility businesses. Currently, our utility operations do not generate sufficient cash flow to satisfy our Merchant Services obligations and the interest expense on our debt. Accordingly, we must increase our utility revenues and earnings by obtaining additional utility rate increases, while increasing operational efficiencies with respect to these utility operations.

Our strategic repositioning plan depends on our ability to raise adequate proceeds from asset sales.

        In March 2005, we announced our strategic repositioning plan. Key elements of our plan include divesting one or more of six regulated utility properties (including our gas operations in Michigan, Minnesota and Missouri and our electric operations in Colorado, Kansas and our St. Joseph Light & Power service territory in Missouri) having an aggregate book value of approximately $874 million as of December 31, 2004, our three remaining merchant "peaker" power plants, and our telecommunication subsidiary, Everest Connections. We anticipate using the sale proceeds from these divestitures to retire debt and other obligations, and to fund capital expenditures, including rate-base investments required to satisfy our long-term power generation and transmission needs and comply with environmental rules and regulation.

        If we cannot raise a targeted amount of proceeds from asset sales, or if we are not able to retire a principal amount of debt sufficient to reduce our interest expense to a level that can be satisfied by the cash flow generated by our utility operations (after giving effect to the asset sales discussed above), we will continue to have a cash flow shortfall. We may also need to explore alternatives with respect to financing the significant capital expenditures anticipated in connection with environmental upgrades and compliance, as well as capital expenditures generally required to continue to provide safe and reliable power to our rate-base utility customers.

We expect to continue to incur net losses.

        Except for the quarter ended March 31, 2005 during which we earned nominal net income, we have not earned net income since the quarter ended March 31, 2002. During the three-year period ending March 31, 2005, we have recorded cumulative net losses of approximately $2.7 billion.

        We will incur material impairment charges when we decide to sell our interests in three merchant "peaker" power plants. We will also incur a significant loss if we are able to exit or otherwise terminate the Elwood tolling contract. In addition, we expect to continue to incur significant operating losses from our remaining Merchant Services business.

        We believe our electric and gas utilities, as a whole, are earning less than an appropriate rate of return. This is the case even after recently completed rate cases covering most of our utility operations. Therefore, we will continue to seek rate increases to cover increases in costs or capital improvements incurred since the completion of the prior rate cases or to seek reconsideration of expenditures that previously have been disallowed by our regulators. We are also pursuing operational efficiencies within our utility businesses and the reduction of costs that are unrelated to or unrecoverable from our utility operations.

Due to our substantial leverage, we may have difficulty operating our business and satisfying our debt obligations.

        As of March 31, 2005, we had, on a consolidated basis, $3.6 billion of total liabilities and $2.4 billion of long-term debt. This substantial leverage has important consequences for us, including:

  •
  a substantial portion of our cash flow available from operations will be dedicated to the payment of principal and interest expense, which will reduce the funds that would otherwise be available to us for operations and future business opportunities; and

  •
  a substantial decrease in net operating income and cash flows or an increase in expenses may make it difficult for us to meet our debt service requirements or force us to modify our operations.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate other risks described in these risk factors.

        Our existing $220 million unsecured term loan, $110 million unsecured revolving credit facility and $150 million secured revolving credit facility contain restrictions that affect our operations, including our ability to incur indebtedness. However, these restrictions may not prohibit us or our subsidiaries from incurring additional indebtedness, which could be in a substantial amount. Prior to issuing any long-term debt, however, we must obtain the approval of the Federal Energy Regulatory Commission ("FERC") and certain state commissions.

The loss of our investment grade credit ratings has had an adverse effect on our liquidity and borrowing costs, and if we fail to improve our credit rating our financial situation could worsen.

        We have experienced a number of credit downgrades within the past three years, and we now hold non-investment grade ratings. Our long-term senior unsecured debt is presently rated "B2" (Stable Outlook) by Moody's, and our long-term senior unsecured debt is presently rated "B-" (Negative Outlook) by S&P. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold securities.

        Our current non-investment grade ratings have increased our borrowing costs. These increases in our borrowing costs are not recoverable in our utility rates. In addition, our non-investment grade ratings have required us to either prepay liabilities or post significant amounts of collateral, in the form of cash or letters of credit, to support our business needs. As of March 31, 2005, we had posted $283.3 million of collateral (in the form of cash or letters of credit) with counterparties, including a commercial bank with which we maintain a cash collateralized letter of credit facility.

        The most significant activity impacting working capital is the purchase of natural gas for our gas utility customers. We could experience significant working capital requirements during peak winter heating months due to higher natural gas consumption, potential periods of high natural gas prices and the fact that we are currently required to prepay certain of our gas commodity suppliers and pipeline companies. Our revolving credit lines are currently limited to $331 million.

        In order to reduce our debt and other liabilities with the ultimate long-term goal being a return to investment grade ratings, there are a number of additional steps, including obtaining rate increases and achieving increased operational efficiencies that may be required. There can be no assurance that we will be successful in achieving investment grade metrics or that the rating agencies will assign us an investment grade rating even if those metrics are achieved.

Our ability to further reposition the Company as a regulated utility could be restricted by the terms of our finance agreements and our regulatory orders.

        Our $220 million unsecured term loan, $110 million unsecured revolving credit facility, $150 million secured revolving credit facility and regulatory orders contain restrictive covenants that could negatively impact our ability to continue to implement our strategic plan. For example, we must obtain the approval of the Kansas Corporation Commission prior to selling any assets, and certain negative covenants contained in our term loan and credit facilities limit our ability to sell assets (or use the sale proceeds for various purposes) unless certain conditions are satisfied. Even if we were to repay our term loan and credit facilities, we would still be required to obtain the approval of the Kansas Corporation Commission for any sale of assets. Accordingly, our ability to sell assets, such as our three remaining merchant "peaker" power plants, could be limited.

        In addition, the terms of our term loan, credit facilities and our regulatory orders limit the amount of additional indebtedness that we can incur. For example, our ability to incur indebtedness is restricted unless the additional indebtedness satisfies certain conditions (including use of proceeds restrictions), and prior to issuing long-term debt securities we must obtain the approval of the FERC and certain state commissions. Even after we repay the term loan and credit facilities, we would still be required to seek regulatory approvals to issue long-term debt. Thus, our ability to raise capital quickly (if at all) on favorable market terms could be limited.

Stockholder approval is required to issue additional common stock.

        Our Restated Certificate of Incorporation currently authorizes us to issue up to 400 million shares of common stock. Taking into account the issuance and conversion of the PIES pursuant to the premium offer described in this premium offer prospectus and the shares of common stock that have been reserved for issuance under our existing stock option plans, we will have less than 10 million shares of common stock available for issuance in the future. We may seek the approval of our stockholders to permit our Board of Directors to effect a reverse stock split which would greatly increase the number of shares of common stock we may issue. To the extent our ability to satisfy our current and future obligations rests on our future ability to raise funds by issuing common stock or securities convertible into common stock, we will be dependent upon our stockholders for this approval.

The issuance of our Class A common stock and preference stock would dilute the ownership interest of our current stockholders.

        Our Restated Certificate of Incorporation currently authorizes us to issue up to 20 million shares of Class A common stock and 10 million shares of preference stock. Any issuance of our Class A common stock and preference stock would decrease the ownership percentage of our current stockholders and therefore have a dilutive effect. In addition, holders of shares of our Class A common stock and preference stock will have priority over the holders of our common stock and debt, including the PIES, with respect to the distribution of our assets in the event of our liquidation, dissolution or winding up.

Our operating results can be adversely affected by milder weather.

        Our electric and natural gas utility businesses are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is typically greater in the summer and winter months associated with cooling and heating, and demand for natural gas is extremely sensitive to winter weather effects on space heating requirements. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating seasons. Accordingly, our operations have historically generated less revenues and income when weather conditions are cooler in the summer and milder in the winter. We expect that unusually mild summers and winters would have an adverse effect on our financial condition and results of operations.

Our utility operations are subject to risks associated with higher fuel and purchased power prices, and we may not be able to recover costs of fuel and purchased power.

        Our regulated utilities produce, purchase and distribute power in three states and purchase and distribute natural gas in seven states. Generally, the regulations of the states in which we operate allow us to pass through changes in the costs of natural gas to our natural gas utility customers through purchased gas adjustment provisions in the applicable tariffs. All of our gas distribution utilities have Purchased Gas Cost Adjustment ("PGA") provisions that allow them to pass the prudently-incurred cost of the gas to the customer. To the extent that gas prices are higher or lower than amounts in our current billing rates, adjustments are made on a periodic basis to "true-up" billed amounts to match the actual cost we incurred. There is, however, a timing difference between our purchases of natural gas and the ultimate recovery of these costs.

        In our regulated electric business, we generated approximately 57% of the power that we sell and we purchased the remaining 43% through long-term contracts or in the open market in 2004. The regulatory provisions for recovering energy costs vary by state. In Kansas and Colorado, we have an Energy Cost Adjustment and an Incentive Clause Adjustment, respectively, that serve a purpose similar to the PGAs for our gas utilities. To the extent that our fuel and purchased power costs vary from the energy cost built into our tariffs, the difference is passed through to the customer. In Missouri, which is our largest service area, we do not have the ability to adjust the rates we charge for electric service to offset all or part of any increase or decrease in prices we pay for fuel we use in generating electricity or for purchased power (i.e., a fuel adjustment mechanism). We are, however, currently operating under a two-year settlement agreement that allows us to recover such costs up to a specified amount per MWh specific to each of our Missouri service territories. The settlement rate per unit sold is $13.98/MWh for our St. Joseph Light & Power operations and $19.71/MWh for our Missouri Public Service operations. Our actual costs since the rate increase went into effect pursuant to the settlement agreement on April 15, 2004 have exceeded the amount allowed under the settlement by approximately $0.2 million through March 31, 2005. If the amounts collected under the settlement agreement exceed our cost incurred for the two-year period, we will be required to refund the excess with interest to the customers.

Regulatory commissions may refuse to approve some or all of the utility rate increases we have requested or may request in the future.

        Our regulated electricity and natural gas operations are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated on a state-by-state basis by the relevant state regulatory authorities based on an analysis of our costs, as reviewed and approved in a regulatory proceeding. The rates that we are allowed to charge may or may not match our related costs and allowed return on invested capital at any given time. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the state public utility commissions will judge all of our costs to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce a full recovery of our costs and the return on invested capital allowed by the applicable state public utility commission.

Our utility business is subject to complex government regulations and changes in these regulations or in their implementation may affect the costs of operating our businesses, which may negatively impact our results of operations.

        Our natural gas and electric utilities operate in a highly regulated environment. Retail operations, including the prices charged, are regulated by the seven state public utility commissions for our service areas as well as the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on our performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

        In addition, our operations are subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. To comply with these legal requirements, we must spend significant sums on environmental monitoring, pollution control and emission fees.

        New environmental laws and regulations affecting our operations, and new interpretations of existing laws and regulations, may be adopted or become applicable to us. For example, the laws governing air emissions from coal-burning plants have recently been revised by federal and state authorities. These changes will result in the imposition of substantially more stringent limitations on these emissions than those currently in effect.

        We may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs.

The outcome of legal proceedings cannot be predicted. An adverse finding could have a material adverse effect on our financial condition.

        We are from time to time party to various material litigation matters and regulatory matters arising out of our business operations, the most significant of which are summarized in our reports filed with the SEC and incorporated by reference in this premium offer prospectus. The ultimate outcome of these matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case presently be reasonably estimated. The liability we may ultimately incur with respect to any one of these matters in the event of a negative outcome may be in excess of amounts currently reserved and insured against with respect to such matters and, as a result, these matters may have a material adverse effect on our consolidated financial position.

        On June 21, 2005, the Missouri Court of Appeals for the Western District of Missouri affirmed a judgment against us by the Circuit Court of Cass County, Missouri, holding that the circuit court did not err in ruling that we do not have the authority we need to construct our South Harper peaking facility in Cass County. We intend to make a request to the Missouri Supreme Court that it hear an appeal of this decision. We cannot predict with certainty whether we will be prevented from completing this facility, nor can we estimate the damages, if any, that might be incurred in connection with this lawsuit (including costs of replacement power). However, given that the remedy sought is the removal of the nearly completed facility, an adverse outcome could have a material adverse effect on our financial condition, results of operation and cash flows.

Distributions on our common stock may constitute return of capital distributions.

        We do not expect to have accumulated earnings and profits in the foreseeable future and may not have current earnings for some time or during the relevant period when any dividend is paid. To the extent that a holder receives a distribution on our common stock that exceeds current or accumulated earnings and profits of the Company, such distribution will not be treated as a dividend but will be treated as a non-taxable return of capital reducing a holder's basis in our common stock. If such distributions are received by corporate holders, the distributions would not be eligible for the dividends received deduction. Any such distribution in excess of a holder's basis in our common stock will be treated as capital gain. See "United States Federal Income Tax Consequences—Federal Tax Aspects of Ownership of Common Stock Received in the Premium Offer."

We may be limited in our ability to utilize our substantial net operating losses and minimum tax credit carryforwards to reduce our future tax liability.

        As of December 31, 2004, we had $292.7 million of deferred tax assets related to capital loss carryforwards and $359.7 million related to federal and state net operating loss ("NOL") carryforwards. The capital loss carryforwards expire in 2007 to 2009. The federal NOL carryforwards expire in 2023 and 2024. The state NOL carryforwards expire in various years. We have established valuation allowances of $292.7 million against the deferred tax assets related to the capital loss carryforwards and $11.9 million against the deferred tax assets related to the state NOL carryforwards. We have not established a valuation allowance against the deferred tax assets related to the federal NOL carryforwards. We also have approximately $103.6 million of minimum tax credit ("MTC") carryforwards, with which to reduce our future cash tax liability. The MTCs do not expire.

        Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), impose an annual limitation on the use of a corporation's capital loss and NOL and MTC carryforwards if the corporation undergoes an "ownership change" during a three year testing period. The issuance of the PIES on August 24, 2004 along with the concurrent common stock offering may have caused us to undergo an ownership change within the meaning of Section 382(g) of the Code. If an ownership change did not occur on August 24, 2004, then it is possible that an ownership change will occur upon the issuance of our common stock pursuant to the premium offer. An ownership change would subject our capital loss, NOL and MTC carryforwards to an annual use limitation that may restrict our ability to use them to offset our taxable income and reduce cash tax liability in periods subsequent to August 24, 2004 or the date stock is issued pursuant to the premium offer.

        The PIES give holders an option to convert the PIES into our common stock at anytime prior to the mandatory conversion date. For U.S. federal income tax purposes, we intend to treat the PIES as a forward purchase contract. The Treasury regulations promulgated under Section 382 of the Code provide that options, including a contract to purchase stock (such as a forward purchase contract), are treated as exercised on the date of issuance under certain circumstances. It is unclear whether the option to convert PIES into our common stock will be treated as exercised for purposes of determining whether an ownership change occurred. However, it is possible that the issuance of the common stock when taken together with this PIES offering results in an ownership change under Section 382(g) of the Code. If the option is not treated as exercised on the date of issuance (August 24, 2004) then common stock issued pursuant to the premium offer will be considered in the test for an ownership change when it is issued, and in such case it is possible that an ownership change will occur on the date of such issuance.

        While the amount of our annual use limitation cannot be determined definitively until an ownership change occurs, for illustrative purposes only, if we were to use the closing share price of $2.78 on August 24, 2004, when the PIES were issued to derive our adjusted equity value and apply the tax-exempt AFR published by the Internal Revenue Service (the "IRS") for August 2004, which was 4.72%, our NOLs would become subject to an annual use limitation of approximately $25.6 million per year. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. In addition, the annual use limitation is increased for certain recognized built-in tax gains during the first five years after an ownership change. Until a change of control has occurred, our NOLs are not restricted by Section 382 of the Code.

We have several matters pending before the Internal Revenue Service, the negative outcome of which could materially impact our financial condition.

        Our federal income tax returns for the years 1998-2002 are currently under examination by the IRS and we expect an audit of the 2003 tax year to begin soon. In addition, our returns for the taxable years 1996 and 1997 are before the Appeals division of the IRS. As of December 31, 2004, we had approximately $244 million of cumulative tax provisions for tax deduction or income positions that we believe are proper but for which it is reasonably likely that these deductions or income positions will be challenged upon audit by the IRS. The timing of the resolution of these issues is uncertain. If our positions are not sustained in a timely manner, we may be required to make cash payments plus interest and/or utilize our capital loss and NOL or MTC carryforwards.

Risk Factors Relating to Ownership of Common Stock

We do not pay dividends currently and may not do so in the future.

        In the third quarter of 2002, our Board of Directors suspended the payment of dividends on our common stock. Our Board of Directors regularly evaluates our common stock dividend policy. The determination as to whether we will pay dividends is influenced by many factors, including, among other things, our earnings, financial condition and cash flows, legal and contractual restrictions on the payment of dividends, and general economic and competitive conditions. We are bound by certain agreements and orders that limit our ability to pay dividends. For example, our $220 million term loan and $110 million revolving credit facility prohibit us from paying dividends if our senior unsecured debt is not rated at least Ba2 by Moody's and BB by S&P. In addition, an order of the Kansas Corporation Commission prohibits us from paying any dividends without its approval. We can make no determination at this time as to whether, or when, we will begin to pay dividends in the future.

Future sales of our common stock in the public market could lower our stock price.

        We may sell additional shares of common stock or issue additional shares of common stock to finance future transactions. We cannot predict the size of future issuances of our common stock, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.

The market price for our common stock is uncertain and may fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell the shares delivered to you in this premium offer at a profit. We cannot predict whether the market price of our common stock will rise or fall. Numerous factors influence the trading price of our common stock. These factors may include changes in our financial condition, results of operations and prospects and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which our common stock is traded and the market segments of which we are a part.

        The market for our common stock likely will influence, and be influenced by, the number of PIES tendered in the premium offer and the market for the PIES that remain outstanding after the premium offer. For example, investors' anticipation of the distribution into the market of substantial amounts of common stock could depress the price of the common stock and increase its volatility. If all the outstanding PIES are tendered, the largest number of shares of common stock issuable in the premium offer would constitute approximately 55.9% of our common stock outstanding as of June 1, 2005.

All of our debt obligations, including the PIES that remain outstanding after the premium offer, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

        In any liquidation, dissolution or winding up of Aquila, our common stock would rank below all debt claims against us, including the PIES. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders have been satisfied. In addition, holders of shares of our preferred stock, if any, that may be issued will have priority over the holders of our common stock with respect to the distribution of our assets in the event of our liquidation or dissolution. Therefore, if you elect to convert your PIES pursuant to the premium offer, you will rank lower in priority of payment upon our liquidation or dissolution than if you continued to hold your PIES.

Provisions of our organizational documents, as well as several other statutory and regulatory factors, will limit another party's ability to acquire us and could deprive you of the opportunity to gain a takeover premium for your shares of common stock.

        The Delaware General Corporation Law, our organizational documents, and our rights plan contain provisions that will make it difficult for another company to acquire us in a transaction that is not approved by our Board of Directors (and, in certain cases, our stockholders). The existence of these provisions may also have a negative impact on the price of our common stock.

        In addition, even if our Board of Directors were to favor a sale of the Company, the prior approval of several federal and state regulatory agencies would be required. The approval process could be lengthy and the outcome uncertain, which may have the effect of deterring otherwise interested parties from proposing or attempting a business combination with the Company. Provisions of the Public Utility Company Holding Act of 1935, as amended, would currently require a buyer of the Company or our utility operations to either register as a "public utility holding company" or merge the Company or our utility assets directly into their parent company. These regulatory constraints, together with our significant liabilities and contingent liabilities, may result in there being a limited number of potential buyers of the Company.

Risk Factors Relating to Continued Ownership of PIES

Because the number of shares of common stock that you will receive upon mandatory conversion will depend on the future price of our common stock, if you continue to hold our PIES, you will bear the risk of a decline in the value of our common stock.

        The number of shares of our common stock that you will receive upon mandatory conversion is not fixed but instead will generally depend on the trading prices of the common stock over the 20-trading day period ending on the third trading day immediately prior to the mandatory conversion date. The aggregate market value of the common stock you will receive upon mandatory conversion may be more or less than the stated amount of $25 per PIES. Because the maximum number of our shares of common stock that you will receive upon mandatory conversion is fixed at 9.8039, if the average closing price per share of our common stock over the 20-trading day period ending on the third trading day immediately prior to the mandatory conversion date is less than $2.55, subject to certain adjustments, the aggregate market value of the common stock issuable upon conversion will be less than $25 per PIES and the investment in the PIES will result in a loss. Therefore, you will bear the risk of a decline in the market value of our common stock prior to mandatory conversion. Any such loss could be substantial.

        If a substantial number of PIES are tendered in the premium offer, the distribution into the market of a substantial number of shares of our common stock could depress the price of our common stock and increase its volatility.

The PIES are effectively subordinated to our secured indebtedness and to the liabilities of our subsidiaries and it is not clear that the PIES would be treated as debt claims in bankruptcy.

        Because the PIES are not secured, they are effectively subordinate in right of payment to all our existing and future secured obligations. As of March 31, 2005, we had approximately $44.9 million principal amount of secured indebtedness outstanding to which the PIES would rank effectively subordinate. In addition, the PIES are not guaranteed by any of our subsidiaries and thus are effectively subordinate to all the existing and future obligations of those subsidiaries. Holders of PIES will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, and guarantee holders. Additionally, upon a bankruptcy, a bankruptcy court might decide that the principal amount of the PIES does not represent a senior unsecured claim and it is not clear that the PIES would be treated as a debt claim.

The PIES do not contain certain restrictive covenants and do not restrict our ability to incur additional indebtedness.

        The terms of the PIES do not contain several types of restrictive covenants that typically protect holders of senior notes from transactions that may adversely affect the holders. In particular, the indenture governing the PIES does not contain covenants that limit our ability to pay dividends or make distributions on, or redeem or repurchase, our capital shares and do not contain provisions that give holders of the PIES the right to require us to repurchase their PIES in the event of a change of control or a decline in our credit rating or the rating of our debt securities resulting from a takeover, recapitalization or similar restructuring. In addition, the indenture does not limit our ability to incur additional indebtedness, including secured indebtedness, and therefore does not contain provisions that afford holders of PIES protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect holders of PIES.

If you continue to hold the PIES, your opportunity for equity appreciation will be less than direct ownership of our common stock.

        The aggregate market value of the common stock you may receive upon conversion of the PIES will exceed the stated amount of $25 only if the average closing price per share of our common stock over the 20-trading day period ending on the third trading day immediately prior to the mandatory conversion date equals or exceeds $3.11, subject to certain adjustments, which we refer to as the "threshold appreciation price." The threshold appreciation price represents an appreciation of 22% over $2.55 per share. Therefore, during the period prior to conversion, an investment in the PIES affords less opportunity for equity appreciation than a direct investment in the common stock. If the applicable average closing price per share of common stock exceeds $2.55, which we refer to as the "initial price," but falls below the threshold appreciation price, you will realize no equity appreciation of the common stock for the period during which you own the PIES. Furthermore, if the applicable average closing price per share of common stock equals or exceeds the threshold appreciation price for that period, you will realize only 82% of the value of the shares of common stock you could have purchased with $25 at the time of the offering. As of June 1, 2005, the day before commencement of the premium offer, and June 21, 2005, the last reported sales price of our common stock on the NYSE was $3.79 and $3.66, respectively. See "Description of the PIES—Mandatory Conversion of the PIES" for an illustration of the number of shares of common stock that you would receive at various average closing prices.

The market price for our common stock is uncertain and may fluctuate significantly. Because the price of the PIES is directly affected by the market price of our common stock, the market price of the PIES is uncertain and may be volatile.

        The trading prices of the PIES in the secondary market are directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock are influenced by our financial condition, operating results and prospects and by political, economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market, or the perception that such sales could occur, could depress the price of our common stock and increase its volatility. The largest number of shares of common stock issuable upon conversion of the PIES pursuant to the premium offer, would constitute approximately 55.9% of our common stock outstanding as of June 1, 2005. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the common stock issuable upon conversion of the PIES. Any such arbitrage could, in turn, affect the trading prices of the PIES and our common stock.

If you continue to hold the PIES and we issue additional common stock during the term of the PIES, such issuance may adversely affect the price of our common stock. The number of shares of common stock issuable upon conversion of the PIES will be adjusted only for certain specified transactions.

        The terms of the PIES will not restrict our ability to issue common stock during the term of the PIES, and we have no obligation to consider your interests for any reason other than your contractual rights as a holder of PIES. If we issue additional common stock, it may materially and adversely affect the price of our common stock and, because of the relationship of the number of shares to be received upon conversion to the price of our common stock, these other events may adversely affect the trading price of the PIES.

        Further, our issuance of shares of common stock will not necessarily result in an adjustment to the number of shares of common stock you are entitled to receive upon conversion of the PIES. The number of shares of common stock that you are entitled to receive upon conversion of the PIES is subject to adjustment only for specified events arising from stock splits and combinations, dividends and other actions by us that modify our capital structure. See "Description of the PIES—Conversion Adjustments." We will not adjust the number of shares of common stock that you are to receive upon conversion for other events, such as issuance of common stock under employee benefit plans, offerings of common stock for cash or in connection with acquisitions or certain other transactions involving the Company.

Prior to conversion of the PIES, you will have no rights as a common stockholder and you may be negatively affected by some changes made with respect to our common stock.

        Until you acquire common stock upon conversion of your PIES, your rights will be limited to your contractual rights as a holder of PIES, including your rights to adjustments to the number of shares of common stock you may acquire upon conversion of your PIES, and you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions, if paid, on our common stock. However, you will be subject to all changes affecting the common stock.

        Upon conversion of your PIES, you will be entitled to exercise the rights of a holder of common stock only as to actions for which the applicable record date occurs after the conversion date. For example, in the event that an amendment is proposed to our Restated Certificate of Incorporation or amended and restated bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to conversion of your PIES, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of the common stock.

The trading market for the PIES is subject to uncertainties and may be illiquid.

        After the premium offer, we cannot predict whether the outstanding PIES, if any, will continue to trade in the secondary market or whether the market for any of the PIES will be liquid or illiquid. Although the PIES are currently listed on the NYSE under the symbol "ILAPRP," listing on the NYSE does not guarantee the depth or liquidity of the market for the PIES. If the number of PIES falls below the NYSE's requirement for continued listing, as a result of conversion pursuant to the premium offer, the PIES could be de-listed from the NYSE, other factors could lead to delisting of the PIES, or trading in the PIES could be suspended.

The United States federal income tax consequences of the continued ownership, and disposition of PIES are complex and uncertain.

        You should consider the tax consequences of continuing to hold your PIES. No statutory, judicial or administrative authority directly addresses the characterization of PIES or instruments similar to PIES for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in PIES, including the timing, amount and character of any income that may be realized with respect to the PIES, are not certain. We have not requested any ruling from the IRS with respect to PIES and cannot assure you that the IRS will agree with the treatment described in this premium offer prospectus. We intend to treat, and by continuing to hold our PIES pursuant to the terms of the indenture you agree to treat, PIES as a forward purchase contract rather than as a debt instrument. We intend to report the interest payments as ordinary income to you, but you should consult your own tax advisor concerning the alternative characterizations. See "United States Federal Income Tax Consequences."

MARKET FOR COMMON STOCK AND PIES

        Our common stock and PIES are listed on the NYSE under the symbols "ILA" and "ILAPRP," respectively. The following table shows the high and low reported sale prices of our common stock and PIES, as reported on the NYSE Composite Tape. The PIES were issued in August 2004.

	Common Stock		PIES
	High	Low	High	Low
2003:
First Quarter	$2.50	$1.07	N/A	N/A
Second Quarter	3.22	1.63	N/A	N/A
Third Quarter	3.85	2.16	N/A	N/A
Fourth Quarter	4.37	3.17	N/A	N/A
2004:
First Quarter	$4.75	$3.41	N/A	N/A
Second Quarter	4.86	3.05	N/A	N/A
Third Quarter	3.87	2.25	$31.20	$28.25
Fourth Quarter	3.80	3.00	34.75	29.60
2005:
First Quarter	$4.24	$3.24	$37.25	$31.28
Second Quarter (through June 21, 2005)	3.87	3.00	36.20	28.12

        As of June 1, 2005, the day before commencement of the premium offer, the last reported sales price of our common stock and PIES on the NYSE was $3.79 and $34.00, respectively. On June 21, 2005, the last reported sale price of our common stock and PIES on the NYSE was $3.66 and $34.99, respectively. As of June 1, 2005, there were 241,863,768 shares of common stock outstanding, owned by approximately 30,627 holders of record. As of June 21, 2005, there were 13,800,000 PIES outstanding. As of March 31, 2005, our book value per share of common stock was $4.68 or $3.93 per share adjusted for the additional shares of common stock that may be issued upon conversion of 100% of the outstanding PIES at the maximum Premium Offer Ratio pursuant to the premium offer.

        In the third quarter of 2002, our Board of Directors suspended the payment of dividends on our common stock. Our Board of Directors regularly evaluates our common stock dividend policy. The determination whether we will pay dividends is influenced by many factors, including, among other things, our earnings, financial condition and cash flows, legal and contractual restrictions on the payment of dividends, and general economic and competitive conditions. We are bound by certain agreements and orders that limit our ability to pay dividends. For example, our $220 million unsecured term loan and $110 million unsecured revolving credit facility prohibit us from paying dividends if our senior unsecured debt is not rated at least Ba2 by Moody's and BB by S&P. In addition, an order of the Kansas Corporation Commission prohibits us from paying any dividends without its approval. We can make no determination at this time as to whether, or when, we will begin to pay dividends in the future.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our selected historical consolidated financial and other data as of the dates and for the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from our audited consolidated financial statements for such periods. The selected historical consolidated financial data as of and for the three months ended March 31, 2005 and 2004 are derived from our unaudited consolidated financial statements for such periods and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data presented for such periods. The financial data are qualified in their entirety by, and should be read in conjunction with, our consolidated financial statements, the related notes thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the year ended December 31, 2004 and our unaudited consolidated financial statements, the related notes thereto and the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our quarterly report on Form 10-Q for the three months ended March 31, 2005, each of which is incorporated in this premium offer prospectus by reference. This selected historical consolidated financial and other data is presented for informational purposes only and does not purport to project our financial position as of any future date or our results of operations for any future period.

	As of and for the Years Ended December 31,					As of and for the Three Months Ended March 31,
	2000(a)	2001(b)	2002(c)	2003(d)	2004(e)	2004(f)	2005(g)
	(In millions except per share amounts)
Income Statement Data:
Sales	$2,806.7	$3,375.8	$2,041.1	$1,674.0	$1,711.0	$553.2	$651.0
Gross profit	1,204.8	1,408.6	549.1	549.9	496.8	121.3	178.5
Interest expense	170.4	187.8	232.9	273.1	258.4	64.3	58.2
Earnings (loss) from continuing operations before income taxes	288.0	348.5	(1,918.2)	(501.1)	(562.5)	(128.0)	0.6
Earnings (loss) from continuing operations	186.2	196.8	(1,725.4)	(356.0)	(349.2)	(84.6)	0.7
Earnings (loss) from discontinued operations, net of tax	20.5	82.6	(327.0)	19.6	56.7	32.8	—
Cumulative effect of accounting change	—	—	(22.7)	—	—	—	—
Net income (loss)	$206.8	$279.4	$(2,075.1)	$(336.4)	$(292.5)	$(51.8)	$0.7
Basic earnings (loss) per share:
Continuing operations	$2.00	$1.76	$(10.67)	$(1.83)	$(1.35)	$(0.43)	$0.02
Discontinued operations	0.22	0.73	(2.02)	0.10	0.22	0.17	—
Cumulative effect of accounting change	—	—	(0.14)	—	—	—	—
Net income (loss)	$2.22	$2.49	$(12.83)	$(1.73)	$(1.13)	$(0.26)	$0.02
Diluted earnings (loss) per share:
Continuing operations	$1.99	$1.70	$(10.67)	$(1.83)	$(1.35)	$(0.43)	$0.02
Discontinued operations	0.22	0.72	(2.02)	0.10	0.22	0.17	—
Cumulative effect of accounting change	—	—	(0.14)	—	—	—	—
Net income (loss)	$2.21	$2.42	$(12.83)	$(1.73)	$(1.13)	$(0.26)	$0.02
Weighted average number of common shares used in diluted earnings (loss) per share	93.8	115.7	161.7	194.8	251.4	195.4	353.1
Cash dividends per common share	$1.20	$1.20	$0.78	$—	$—	$—	$—
Cash Flow Data:
Cash flow from operating activities	$393.8	$195.1	$(297.0)	$(132.3)	$(341.5)	$(6.6)	$97.0
Cash flow from investing activities	(1,729.4)	(775.7)	344.8	564.7	1,026.3	241.1	(101.4)
Cash flow from financing activities	1,503.3	450.9	131.0	(216.6)	(1,117.2)	(120.4)	(24.6)
Beginning cash (including cash of discontinued operations)	224.9	392.6	262.9	441.7	657.5	657.5	225.1
Ending cash (including cash of discontinued operations)	$392.6	262.9	$441.7	$657.5	$225.1	$771.6	$196.1
Balance Sheet Data:
Cash and cash equivalents	$212.9	$217.9	$386.1	$601.7	$225.1	$728.2	$196.1
Short-term investments	—	—	—	—	—	—	52.5
Restricted cash	—	—	480.9	249.2	22.8	242.6	22.9
Total current assets	6,852.1	4,805.1	4,131.1	2,718.8	1,548.8	2,550.4	1,413.0
Total non-current assets	7,174.8	7,161.4	5,244.9	5,000.3	3,228.5	4,723.2	3,273.8
Total assets	14,026.9	11,966.5	9,376.0	7,719.1	4,777.3	7,273.6	4,686.8
Short-term debt	306.7	445.0	287.8	—	—	—	—
Total current liabilities	7,591.1	5,684.9	3,653.8	2,261.3	854.4	2,060.4	737.6
Long-term debt, including current maturities	2,467.0	2,439.0	2,626.5	2,706.0	2,371.9	2,629.0	2,350.6
Long-term gas contracts, including current portion	914.7	832.5	752.7	671.1	47.9	645.6	44.3
Total long-term liabilities	4,636.2	3,730.0	4,114.3	4,098.5	2,792.4	3,917.7	2,818.1
Total liabilities	12,227.3	9,414.9	7,768.1	6,359.8	3,646.8	5,978.1	3,555.7
Common shareholders' equity	$1,799.6	$2,551.6	$1,607.9	$1,359.3	$1,130.5	$1,295.5	$1,131.1
Other Data:
Depreciation and amortization	$166.5	$184.0	$155.8	$164.7	$150.3	$38.4	$39.0
Capital Expenditures	$194.8	526.0	$435.4	$267.7	$219.4	$53.6	$56.6
Ratio of earnings to fixed charges	1.89	2.26	—(h )	—(h )	—(h )	—(h )	—(h )

The following notes reflect the pre-tax effect of items affecting the comparability of the selected historical consolidated financial and other data above:

(a)
In the year ended December 31, 2000, we recorded $19.4 million of reserves for impairments and other charges relating to investments in retail assets in the United Kingdom, certain information technology assets, corporate intangibles and our construction of fiber-optic communications networks. We also recorded a $44.0 million gain on the sale of a 34% interest in Uecomm Limited to the public.

(b)
In the year ended December 31, 2001, we (i) recorded a $110.8 million gain on the sale of 5.75 million shares of Aquila Merchant Services, Inc. Class A common stock (net income reflects our 80% ownership of Aquila Merchant from April 27, 2001 to December 31, 2001); (ii) wrote off exposure related to the Enron bankruptcy of $35.0 million in Merchant Services and $31.8 million in Utilities; (iii) recorded charges of $16.5 million in our communications business; and (iv) recorded charges of $11.5 million in our Australian networks related to valuation allowances on certain deferred taxes and collectibility of certain receivables.

(c)
Included in earnings (loss) from continuing operations for the year ended December 31, 2002, are (i) a $696.1 million impairment charge on our former investment in Quanta Services; (ii) a $247.5 million impairment charge on our former investment in Midlands Electricity; (iii) a $127.2 million impairment charge on our former investments in Multinet Gas and AlintaGas; (iv) a $227.6 million impairment charge related to our investment in Everest Connections; (v) a $181.2 million write-down of Merchant Services' goodwill; (vi) other impairment charges and losses on sale of assets of $91.9 million, primarily as a result of our decision to sell non-core assets to improve our liquidity position; and (vii) $210.2 million of restructuring charges from our exit from the wholesale energy trading business and the restructuring of our utility business. We also recorded a $130.5 million gain on the sale of our shares of UnitedNetworks in New Zealand. In addition, net income (loss) for the year ended December 31, 2002 includes a $22.7 million after-tax loss from the cumulative effect of an accounting change in the recognition of certain energy trading contracts.

(d)
Included in earnings (loss) from continuing operations for the year ended December 31, 2003, are (i) an $105.5 million termination payment regarding our 20-year tolling agreement with the Acadia power plant; (ii) an $87.9 million impairment charge on our equity method investments in 12 independent power plants; and (iii) $28.2 million of restructuring charges from our exit from interest rate swaps related to our Clay County and Piatt County construction financing arrangements and additional severance and retention payments related to the continued wind-down of our energy trading operations and the restructuring of Everest Connections.

(e)
Included in earnings (loss) from continuing operations for the year ended December 31, 2004, are (i) a $46.6 million loss on the transfer of our interest in the Aries power project and termination of our 20-year tolling agreement with that project, (ii) a $156.2 million loss on the termination of four long-term gas contracts, (iii) $63.9 million of losses related to derivatives cancelled and replacement gas purchased for these four contracts, and (iv) $19.5 million of other impairment charges; offset in part by $34.0 million of gains including the sale of our interests in 12 equity method independent power plants, the sale of a power development project in the United Kingdom and a distribution from our interest in the BAF power partnership that sold its cogeneration facility.

(f)
Included in earnings (loss) from continuing operations for the three months ended March 31, 2004, are (i) a $47.0 million loss on the transfer of our interest in the Aries power project and termination of our 20-year tolling agreement with that project, offset in part by (ii) $14.9 million of gains including the sale of our interests in 12 equity method independent power plants, the sale of a power development project in the United Kingdom and others.

(g)
Included in earnings (loss) from continuing operations for the three months ended March 31, 2005, are $25.6 million of gains related to the termination of our Batesville tolling contract and the sale of IntercontinentalExchange, Inc., the owner of a web-based commodity exchange platform.

(h)
Ratio amount not shown due to a coverage deficiency in the amount of $433.6 million and $545.9 million for the twelve months ended March 31, 2005 and 2004, respectively, and $563.1 million, $522.1 million and $2,006.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

 SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

        The selected unaudited pro forma consolidated financial and other data assumes the conversion of 100% of the outstanding PIES at the Premium Offer Ratio using a Weighted Average Price equal to the closing price of our common stock on June 1, 2005. The pro forma balance sheet data gives effect to the conversion as if it had occurred on March 31, 2005. The pro forma income statement data for the three months ended March 31, 2005 gives effect to the conversion as if it had occurred on January 1, 2005. The pro forma income statement data for the year ended December 31, 2004, and the ratio of earnings to fixed charges deficiencies for the twelve months ended March 31, 2005 and the year ended December 31, 2004, give effect to the conversion as if the PIES were converted on August 24, 2004, the date the PIES were issued. See the section of this premium offer prospectus entitled "Summary—Capitalization" for additional information regarding the pro forma effect of the premium offer on our capitalization. This selected unaudited pro forma consolidated financial and other data is presented for informational purposes only and does not purport to project our financial position as of any future date or our results of operations for any future period.

	For the Year Ended December 31, 2004			As of and for the Three Months Ended March 31, 2005
	As Reported	Pro Forma Adjustments(a)	As Adjusted	As Reported		Pro Forma Adjustments(a)	As Adjusted
	(In millions except per share amounts)
Income Statement Data:
Sales	$1,711.0		$1,711.0	$651.0			$651.0
Gross profit	496.8		496.8	178.5			178.5
Loss on early conversion of PIES	—	79.2	79.2	—		79.2	79.2
Interest expense	258.4	(9.4)	249.0	58.2		(6.7)	51.5
Earnings (loss) from continuing operations before income taxes	(562.5)	(69.8)	(632.3)	0.6		(72.5)	(71.9)
Earnings (loss) from continuing operations	(349.2)	(69.8)	(419.0)	0.7		(72.5)	(71.8)
Basic and diluted earnings (loss) per share:
Continuing operations	$(1.35)	(0.27)	$(1.62)	$0.02		(0.21)	$(0.19)
Weighted average number of common shares used in diluted earnings (loss) per share	251.4	7.1	258.5	353.1			372.7
Balance Sheet Data:
Cash and cash equivalents				$196.1		(3.3)	$192.8
Short-term investments				52.5			52.5
Restricted cash				22.9			22.9
Total current assets				1,413.0		(3.3)	1,409.7
Total non-current assets				3,273.8		(8.7)	3,265.1
Total assets				4,686.8		(12.0)	4,674.8
Short-term debt				—			—
Total current liabilities				737.6			737.6
Long-term debt, including current maturities				2,350.6		(345.0)	2,005.6
Long-term gas contracts, including current portion				44.3			44.3
Total long-term liabilities				2,818.1		(345.0)	2,473.1
Total liabilities				3,555.7		(345.0)	3,210.7
Common shareholders' equity				$1,131.1		333.0	$1,464.1
Other Data:
Ratio of earnings to fixed charges	— (b)		— (b)	—	(b)		— (b)
Book value per common share				$4.68			$3.93

(a)
The assumed effects of the conversion of the PIES pursuant to the premium offer include (i) the issuance of 131.0 million shares of common stock at $3.79 per share, (ii) an estimated pretax and after-tax loss of $79.2 million, including estimated fees and expenses of $3.3 million, and (iii) the elimination of interest expense associated with the PIES of $6.7 million for the three months ended March 31, 2005 and $9.4 million for the year ended December 31, 2004.

(b)
Ratio amount not shown due to a coverage deficiency in the amount of $433.6 million for the twelve months ended March 31, 2005 and $563.1 million for the year ended December 31, 2004. Pro forma coverage deficiency of $496.7 million and $632.9 million for the twelve months ended March 31, 2005 and year ended December 31, 2004, respectively, assumes conversion of 100% of the outstanding PIES.

THE PREMIUM OFFER

General

        NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING IN THE PREMIUM OFFER. PARTICIPATION IN THE PREMIUM OFFER IS VOLUNTARY AND HOLDERS OF PIES SHOULD CAREFULLY CONSIDER WHETHER TO ACCEPT. HOLDERS OF PIES ARE URGED TO CONSULT THEIR FINANCIAL AND TAX ADVISORS IN MAKING THEIR OWN DECISIONS ON WHAT ACTION TO TAKE IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Purpose of the Premium Offer

        The principal purpose of the premium offer is to improve our overall credit standing by reducing our overall indebtedness and interest expense and to provide us with additional financial flexibility through the conversion of the PIES into shares of our common stock.

Terms of the Premium Offer

        We are offering to deliver a premium to holders of PIES, payable in shares of our common stock, for each PIES validly tendered and accepted for conversion pursuant to the terms and subject to the conditions set forth in this premium offer prospectus. The optional conversion ratio set forth in the PIES is 8.0386 shares of our common stock for each PIES converted. Holders of PIES who convert their PIES pursuant to the premium offer will receive a number of our shares of common stock equal to the Premium Offer Ratio, which is calculated as the sum of 8.0386 shares of our common stock plus a premium payable in additional shares of our common stock (or a fraction thereof), the number of which will be determined as described below under "The Premium Offer—Premium Offer Ratio."

        Fractional shares of our common stock will not be issued in the premium offer. A holder otherwise entitled to a fractional share of common stock pursuant to the terms of the premium offer will receive cash equal to such fraction multiplied by the Weighted Average Price discussed below. We intend to fund any cash paid in lieu of a fractional share from our available cash.

        As of June 21, 2005, there were 13,800,000 PIES outstanding. This premium offer prospectus, together with the letter of transmittal, was sent to all registered holders of PIES as of June 1, 2005.

        We expressly reserve the right, in our sole discretion, (i) to delay acceptance of PIES tendered under the premium offer (a) to determine whether such PIES were validly tendered, (b) if acceptance by us would be unlawful or (c) if any condition to the premium offer has not been satisfied, or (ii) to terminate the premium offer and not accept any PIES if any condition to the premium offer has not been satisfied. We expressly reserve the right, in our sole discretion, to reject a tender if and to the extent that, after the conversion of the PIES that are validly tendered and accepted, the beneficial owner would beneficially own greater than 9.9% of our common stock, as described in the limitation on beneficial ownership contained in the prospectus supplement related to the issuance of the PIES.

        Any PIES tendered but not accepted because of an invalid tender, the occurrence of certain other events set forth herein or otherwise will be credited to an account maintained at DTC designated by the participant therein who so delivered such PIES, as promptly as practicable after the expiration date or the termination of the premium offer.

        We intend to treat the conversion of your PIES for shares of our common stock pursuant to the premium offer as an exercise of your optional conversion right and the delivery of the additional shares as a premium for converting your PIES. See the section of this premium offer prospectus entitled

"United States Federal Income Tax Consequences—Federal Income Tax Treatment of Participation in the Premium Offer."

        By tendering your PIES, you will lose your right to receive interest payments after, and accrued but unpaid interest from June 15, 2005 through the completion of the premium offer.

Premium Offer Ratio

        The Premium Offer Ratio will be calculated after 5:00 p.m., New York City time, on July 1, 2005, the Pricing Date, as the sum of:

  •
  8.0386 shares of common stock; plus

  •
  $5.50 divided by the Weighted Average Price,

subject to a maximum Premium Offer Ratio of 9.8039 shares of common stock per PIES validly tendered. The Premium Offer Ratio will be rounded to the nearest fourth decimal place.

        For purposes of these calculations "Weighted Average Price" means the arithmetic average of the daily volume-weighted average prices of our common stock, beginning on June 22, 2005 and ending on the Pricing Date. The daily volume-weighted average shall equal the daily volume-weighted average price for our common stock on the NYSE during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the NYSE) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the NYSE), as reported by Bloomberg Financial Services through its "Volume at Price" (ILA N [Equity] VAP [Go]) functions. The Weighted Average Price will be rounded to the nearest whole cent.

        PIES holders may obtain information on the daily volume weighted prices and closing prices with respect to our common stock throughout the premium offer by calling the information agent at the number set forth on the back cover of this premium offer prospectus. In addition, on each business day during the period to be taken into account for purposes of determining the Weighted Average Price, the information agent will provide callers with a representative Weighted Average Price with respect to the premium offer, calculated as if such period ended on the preceding business day, taking into account only those trading days that have elapsed during the measurement period.

        For purposes of illustration, the table below indicates the Premium Offer Ratio (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each PIES and assuming a range of Weighted Average Prices as indicated in the left-hand column. The actual Weighted Average Price may be higher or lower than the assumed Weighted Average Prices below. The actual Premium Offer Ratio will be subject to the maximum value described above.

Assumed Weighted Average Price	Variable Component of Premium Offer Ratio	Fixed Component of Premium Offer Ratio	Total Premium Offer Ratio
$4.00	1.3750	8.0386	9.4136
3.90	1.4103	8.0386	9.4489
3.79	1.4512	8.0386	9.4898
3.50	1.5714	8.0386	9.6100
3.11	1.7653	8.0386	9.8039
3.00	1.7653	8.0386	9.8039

Expiration Date

        The term "expiration date" of the premium offer means midnight, New York City time, on July 6, 2005. However, if we extend the period of time for which the premium offer remains open, the term "expiration date" means the latest time and date to which the premium offer is so extended.

Conditions to the Premium Offer

        Notwithstanding any other provision of the premium offer to the contrary, the premium offer is subject to the following conditions that we may not waive:

  •
  the registration statement of which this premium offer prospectus forms a part shall have become effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose shall have been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC; and

  •
  the satisfaction of the conditions set forth in the dealer manager agreement as of the expiration date of the premium offer (any of which may be waived by the dealer manager in its discretion).

        We will not be required to accept for conversion PIES tendered pursuant to the premium offer and may terminate or extend the premium offer if any condition to the premium offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited promptly after the termination of a tender offer, postpone the acceptance for conversion of PIES validly tendered and not withdrawn prior to the expiration date of the premium offer, if any one of the conditions described above is not satisfied or any one of the following conditions has occurred, and has not been waived by us in our sole discretion:

  •
  there is any action or proceeding pending before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the premium offer, that is, or is reasonably likely to be, in our judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our judgment, prohibit, prevent, restrict or delay consummation of the premium offer;

  •
  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our judgment, would prohibit, prevent, restrict or delay consummation of the premium offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

  •
  there is or likely will be any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

  •
  there is:

  •
  any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

  •
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

  •
  any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our judgment, might affect the extension of credit by banks or other lending institutions; or

  •
  a commencement or a materially significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

        These conditions to the premium offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion on or before the expiration date of the premium offer, whether or not any other condition of the premium offer also is waived and regardless of the circumstances giving rise to the failure of any such condition. We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances at the time of such waiver. Any determination by us concerning the events described in this section will be final and binding upon all persons.

Extension, Delay in Acceptance, Amendment or Termination

        We expressly reserve the right to extend the premium offer for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making public announcement by press release prior to 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the premium offer. During any extension of the premium offer, all PIES previously tendered and not accepted for conversion which have not been withdrawn will remain subject to the premium offer and may, subject to the terms of the premium offer, be accepted for conversion by us.

        We also expressly reserve the right, at any time or from time to time, subject to and in accordance with applicable law, to:

  •
  delay the acceptance for conversion of PIES (i) to determine whether such PIES were validly tendered, (ii) if acceptance by us would be unlawful or (iii) if any condition to the premium offer has not been satisfied;

  •
  waive any condition (other than those conditions we have identified as conditions we cannot waive) or otherwise amend the terms of the premium offer in any respect prior to the expiration of the premium offer, by giving oral, confirmed in writing, or written notice of such waiver or amendment to the exchange agent; or

  •
  terminate the premium offer if any condition to the premium offer is not satisfied, by giving oral, confirmed in writing, or written notice of such termination to the exchange agent.

        If we make a material change in the terms of the premium offer or the information concerning the premium offer, or waive a material condition of the premium offer, we will promptly disseminate disclosure regarding the changes to the premium offer and extend the premium offer, if required by law, to ensure that the premium offer remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

        If we make a change in the number of PIES sought for conversion or the amount of consideration offered upon conversion, we will promptly disseminate disclosure regarding the changes and extend the premium offer, if required by law, to ensure that the premium offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

        Any waiver, amendment or modification will apply to all PIES tendered, regardless of when or in what order such PIES were tendered. Any extension, amendment or termination will be followed promptly by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the premium offer.

        Except as set forth above or as otherwise required by law, without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

        We expressly reserve the right, in our sole discretion, to terminate the premium offer if any of the conditions set forth above under "—Conditions to the Premium Offer" shall have occurred. Any such termination will be followed promptly by a public announcement of such termination. In addition, if we terminate the premium offer, we will give immediate notice thereof to the exchange agent. If the premium offer is terminated or otherwise not completed, the conversion premium will not be paid or become payable to you, even if you have validly tendered your PIES in connection with the premium offer, and any PIES you have tendered that we have not accepted for conversion will be returned promptly to you.

Procedures for Tendering PIES

        The PIES are represented by a global certificate registered in the name of DTC. DTC is the only registered holder of the PIES. DTC facilitates the clearance and settlement of transactions through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Persons that are not participants beneficially own the PIES only through DTC participants.

How to tender if you are a beneficial owner but not a DTC participant

        If you beneficially own PIES through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender those PIES, you should contact your DTC participant promptly and instruct it to tender your PIES on your behalf.

How to tender if you are a DTC participant

        To participate in the premium offer, a DTC participant must:

  •
  comply with the automated tender offer program procedures of DTC described below; or

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  •
  have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and

  •
  mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date of the premium offer.

        In addition, either:

  •
  the exchange agent must receive, prior to the expiration date of the premium offer, a properly transmitted agent's message; or

  •
  the exchange agent must receive, prior to the expiration date of the premium offer, a timely confirmation of book-entry transfer of such PIES into the exchange agent's account at DTC according to the procedure for book-entry transfer described below and the letter of transmittal and other documents required by the letter of transmittal.

        To be validly tendered, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the cover page of the letter of transmittal prior to the expiration date of the premium offer.

        The tender by a holder that is not withdrawn prior to our acceptance of the tender will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this premium offer prospectus and in the letter of transmittal.

        The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date of the premium offer. You should not send the letter of transmittal to us.

Signatures and signature guarantees

        If you are using a letter of transmittal or notice of withdrawal (as described below), you must have signatures guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the PIES are tendered for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

Tendering through DTC's automated tender offer program

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's automated tender offer program to tender. DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit an acceptance of the premium offer electronically. DTC participants may do so by causing DTC to transfer the PIES to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent.

        The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a DTC participant in its automated tender offer program that it is tendering PIES that are the subject of such book-entry confirmation;

  •
  such DTC participant has received and agrees to be bound by the terms of the letter of transmittal; and

  •
  the agreement may be enforced against such DTC participant.

Tendering Holder's Representations and Warranties

        Upon execution of the letter of transmittal (or through participation in the DTC's automated tender offer program) in connection with a tender of PIES, a tendering holder represents and warrants that it has the power and authority to tender the PIES for conversion and to acquire the shares of our common stock issuable upon conversion of the tendered PIES, and that either (a) upon such conversion, the beneficial owner of the tendered PIES will not beneficially own more than 9.9% of the aggregate number of shares of our common stock outstanding immediately after giving effect to such conversion or (b) the letter of transmittal sets forth (i) the number of shares of our common stock that the owner will beneficially own immediately prior to such conversion, excluding shares issued upon conversion of the PIES, (ii) the number of PIES being tendered, (iii) the number of PIES being tendered by the beneficial owner through other DTC participants, and (iv) that the holder is requesting that we do not accept for conversion any PIES to the extent that upon conversion of such PIES the beneficial owner's beneficial ownership of our common stock will exceed 9.9% of the aggregate number of shares of our common stock outstanding following the premium offer.

Determination of Validity

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered PIES. We reserve the absolute right to reject any and all PIES not validly tendered or any PIES whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date of the premium offer. Our interpretation of the terms and conditions of the premium offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of PIES must be cured within a time period that we will determine. Neither we, the exchange agent nor any other person will have any duty to give notification of any defects or irregularities nor will any of us incur any liability for failure to give such notification. Tenders of PIES will not be considered to have been made until any defects or irregularities have been cured or waived. Any PIES received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be credited to an account maintained at DTC designated by the DTC participant therein who so delivered such PIES, unless otherwise provided in the letter of transmittal, promptly following the expiration date of the premium offer.

Withdrawals of Tenders

        You may validly withdraw PIES that you tender at any time prior to the expiration date of the premium offer, which is midnight, New York City time, on July 6, 2005, unless extended or earlier terminated by us. In addition, if not previously returned, you may withdraw any PIES that you tender that are not accepted by us for conversion after July 29, 2005, which is 40 business days from June 2, 2005. A beneficial owner of PIES must withdraw its tender through its DTC participant prior to the expiration date of the premium offer. For a withdrawal of PIES to be effective, a written notice of withdrawal must be received by the exchange agent prior to the expiration date or, if not previously accepted by us, after July 29, 2005, in both cases, at the address set forth on the back cover page of this premium offer prospectus.

        Any notice of withdrawal by a participant must:

  •
  specify the name of the DTC participant who tendered the PIES to be withdrawn;

  •
  identify the PIES to be withdrawn, including the name and number of the account at the applicable book-entry transfer facility to be credited; and

  •
  be signed by the DTC participant in the same manner as the original signature on the letter of transmittal by which the PIES were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other applicable person register transfer of the PIES into the name of the DTC participant withdrawing the tender.

        If we extend the premium offer, delay our acceptance of the PIES for conversion or are unable to accept PIES pursuant to the premium offer for any reason set forth in this premium offer prospectus, then, without prejudice to our rights under the premium offer, the exchange agent may retain tendered PIES and such PIES may not be withdrawn except as otherwise provided in this premium offer prospectus, subject to provisions under the Exchange Act that provide that an issuer making a premium offer shall either pay the consideration offered or return tendered securities promptly after the termination of the premium offer.

        All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any PIES withdrawn will be deemed not to have been validly tendered for purposes of the premium offer and no common stock or cash will be issued upon conversion unless the PIES so withdrawn are validly retendered. Any PIES that have been tendered but which are effectively withdrawn will be credited by the exchange agent to the appropriate account at DTC without expense to the withdrawing person promptly after withdrawal. Properly withdrawn PIES may be retendered by following one of the procedures described above under "—Procedures for Tendering PIES" at any time prior to the expiration date of the premium offer.

Acceptance of PIES

        We will issue common stock (including the additional shares of common stock representing the conversion premium), and cause it to be delivered, upon the terms of the premium offer and applicable law upon conversion of PIES validly tendered in the premium offer promptly after the expiration date of the premium offer and our acceptance of the validly tendered PIES. For purposes of the premium offer, we will be deemed to have accepted for conversion validly tendered PIES or defectively tendered PIES with respect to which we have waived such defect, when, as and if we give oral, confirmed in writing, or written notice of such acceptance to the exchange agent. We will pay for PIES accepted for conversion by us pursuant to the premium offer by depositing the common stock with the exchange agent. The exchange agent will act as your agent for the purpose of receiving common stock from us and transmitting such common stock to you. PIES will be cancelled upon conversion.

        If we do not accept any PIES tendered for conversion pursuant to the premium offer for any reason set forth in this premium offer prospectus, the exchange agent will, without expense and promptly after expiration or termination of the premium offer, credit such PIES to the account maintained at DTC from which the tendered PIES were delivered.

Accrued Interest on PIES

        Holders of PIES that tender their PIES for conversion pursuant to the premium offer are not entitled to receive interest accrued on the PIES from June 15, 2005 through the date the PIES are accepted for conversion.

Return of Unaccepted PIES

        Any tendered PIES that are not accepted for conversion by us will be credited to your DTC participant's account maintained with DTC. These actions will occur promptly after the expiration or termination of the premium offer.

NYSE Listing

        The NYSE may consider de-listing the remaining outstanding PIES if, following the premium offer, the number of publicly-held outstanding PIES is less than 100,000, the number of holders of outstanding PIES is less than 100, the aggregate market value of the outstanding PIES is less than $1 million, or for any other reason based on the suitability for the continued listing of the outstanding PIES in light of all pertinent facts as determined by the NYSE. The shares of our common stock to be issued as the premium and the shares of our common stock into which the PIES will convert have been approved for listing on the NYSE.

Compliance with State Securities Laws

        We are making the premium offer to all holders of outstanding PIES. We are not aware of any jurisdiction in which the making of the premium offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the premium offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the premium offer will not be made to, nor will tenders of PIES be accepted from or on behalf of, the holders of PIES residing in any such jurisdiction.

Exchange Agent

        Union Bank of California, N.A. has been appointed as the exchange agent for the premium offer. We have agreed to pay the exchange agent reasonable and customary fees for its services, including reasonable out-of-pocket expenses. All executed letters of transmittal and any other required documents should be sent or delivered to the exchange agent at the address set forth on the back cover of this premium offer prospectus. Delivery of a letter of transmittal to an address or transmission of the letter of transmittal via facsimile other than as set forth on the back cover of this premium offer prospectus does not constitute a valid delivery of the letter of transmittal.

Information Agent

        The Altman Group, Inc. has been appointed as the information agent for the premium offer. We have agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance or requests for additional copies of this premium offer prospectus or of the letter of transmittal should be directed to the information agent at the address set forth on the back cover of this premium offer prospectus.

Dealer Manager

        The dealer manager for the premium offer is Credit Suisse First Boston. We have agreed to pay the dealer manager compensation for its services as a dealer manager in connection with the premium offer, as follows:

  •
  With respect to the first 9,315,000 PIES validly tendered and not withdrawn pursuant to the premium offer, a fee equal to 0.50% of the aggregate principal amount of the PIES, provided that in no event will this fee exceed $1,164,375; plus

  •
  If the number of PIES validly tendered and not withdrawn pursuant to the premium offer exceeds 9,315,000 but is less than or equal to 11,040,000, a fee equal to 1% of the aggregate principal amount of the PIES in excess of 9,315,000 but less than or equal to 11,040,000, provided that in no event will this fee exceed $431,250; plus

  •
  If the number of PIES validly tendered and not withdrawn pursuant to the premium offer exceeds 11,040,000 but is less than or equal to 12,420,000, a fee equal to 1.25% of the aggregate principal amount of the PIES in excess of 11,040,000 but less than or equal to 12,420,000, provided that in no event will this fee exceed $431,250; plus

  •
  If more than 12,420,000 PIES are validly tendered and not withdrawn pursuant to the premium offer, a fee equal to 1.50% of the aggregate principal amount of the PIES in excess of 12,420,000, provided that in no event will this fee exceed $517,500.

        The dealer manager may also earn a fee of $500,000 if the aggregate market value of the shares of our common stock representing the premium paid to holders of tendered PIES is less than an agreed percentage of the market value of those tendered PIES prior to the commencement of the premium offer.

        The dealer manager and its affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to us and our subsidiaries. The dealer manager has received, and may in the future receive, customary compensation from us and our subsidiaries for such services. The dealer manager may from time to time hold PIES and shares of our common stock in its proprietary accounts, and, to the extent it owns PIES in these accounts at the time of the premium offer, the dealer manager may tender these PIES, although the dealer manager will not be paid a fee for PIES tendered by that dealer manager for its own account.

During the course of the premium offer, the dealer manager may trade shares of our common stock for its own account or for the accounts of its customers. As a result, the dealer manager may hold a long or short position in our common stock.

Fees and Expenses

        We will bear the fees and expenses of soliciting tenders for the premium offer. We are making the principal solicitation by mail and overnight courier. However, where permitted by applicable law, additional solicitations may be made by facsimile, telephone or in person by the dealer manager and information agent, as well as by officers and regular employees of ours and those of our affiliates. We will also reimburse the exchange agent and the information agent for their reasonable out-of-pocket expenses.

Security Ownership of PIES

        As of the date of the premium offer, none of our officers and directors owns any PIES.

No Appraisal Rights

        No appraisal or dissenters' rights are available to holders of PIES under applicable law in connection with the premium offer.

Accounting Treatment

        Upon conversion of the PIES, we will issue shares of our common stock. We will record as an increase to shareholders' equity the fair value of the common stock issued. We will reduce our liabilities for (1) the carrying amount of the PIES converted and (2) the accrued interest on the PIES converted. We will record an expense from debt extinguishment in our income statement to the extent the fair value of all shares issued plus cash for fractional shares exceeds the fair value of the shares issuable under the original conversion terms of the PIES. The amount of expense will depend upon the number of PIES tendered and the fair value of our common stock on the date the premium offer is consummated. See "Summary—Capitalization" and "Selected Unaudited Pro Forma Consolidated Financial and Other Data."

Subsequent Repurchases of PIES; Discharge of Notes

        Other than pursuant to the premium offer, we have no present plans or intention to acquire PIES through open market purchases, privately negotiated transactions, tender offers, premium offers or otherwise. However, we will continue to monitor the market for the PIES and reserve the right, in our sole discretion, to acquire and to make offers for PIES subsequent to the expiration date for cash or in exchange for other securities. The terms of any such acquisitions or offers may differ from the terms of the premium offer. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any PIES, other than pursuant to the premium offer, from the date of this premium offer prospectus until at least ten business days after the expiration or termination of the premium offer. Any possible future purchases by us will depend on many factors, including the results of the premium offer, the market price of the PIES, our business and financial position, and general economic and market conditions.

COMPARISON OF RIGHTS BETWEEN THE PIES AND OUR COMMON STOCK

        The following describes the material differences between the rights of holders of the PIES and holders of shares of our common stock. While we believe that the description covers the material differences between the PIES and our common stock, this summary may not contain all of the information that is important to you. You should carefully read this entire premium offer prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of PIES and a holder of shares of our common stock.

Ranking

        In any liquidation, dissolution or winding up of Aquila, our common stock would rank below all debt claims against Aquila, including the PIES. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders have been satisfied.

Governing Document

        As a holder of PIES, your rights currently are set forth in, and you may enforce your rights under the indenture, as supplemented by the third supplemental indenture. After completion of the premium offer, holders of shares of our common stock will have their rights set forth in, and may enforce their rights under, Delaware General Corporation Law and our Restated Certificate of Incorporation, as amended, and amended and restated bylaws.

Payments

        Holders of PIES are entitled to quarterly interest payments as described in the section of this premium offer prospectus entitled "Description of the PIES—Payment of Interest." Holders of shares of our common stock are entitled to receive ratable dividends as declared by our Board of Directors out of funds legally available for such purpose. See "Description of Common Stock—Dividend Rights and Limitations."

Listing

        The PIES are listed and traded on the NYSE under the symbol "ILAPRP," and our common stock is listed and traded on the NYSE under the symbol "ILA."

Voting Rights

        Holders of the PIES, in their capacities as such holders, have no voting rights in respect of our common stock. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Conversion

        The PIES will automatically convert to shares of our common stock on September 15, 2007 and holders of PIES may voluntarily convert their PIES to shares of our common stock prior to such date. See "Description of PIES—Mandatory Conversion of the PIES" and "Description of PIES—Conversion at the Option of the Holder." The concept of conversion is not applicable to our common stock.

DESCRIPTION OF COMMON STOCK

General

        We are authorized to issue up to 430,000,000 shares of capital stock consisting of:

  •
  400,000,000 shares of common stock, par value $1 per share;

  •
  10,000,000 shares of preference stock, without par value; and

  •
  20,000,000 shares of Class A common stock, par value $1 per share.

Dividend Rights and Limitations

        Subject to the limitations referred to below, our Board of Directors may declare dividends on our capital stock out of funds legally available for that purpose.

        Our $220 million term loan and $110 million revolving credit facility prohibit us from declaring or paying any dividend, other than a dividend payable in shares of our capital stock, or making any payment on account of the purchase, redemption, retirement or other acquisition of any shares of our capital stock, unless our senior unsecured credit rating is at least Ba2 from Moody's Investors Services, Inc. and BB from Standard & Poor's Corporation. Our current credit ratings from Moody's and Standard & Poor's are B2 and B-, respectively. Accordingly, we are prohibited from paying dividends. In addition, we must obtain the prior approval of the Kansas Corporation Commission before declaring or paying dividends on our capital stock.

Voting Rights

        Holders of our common stock are entitled to one vote for each share held of record. Our Board of Directors is divided into three classes, and each year one class is elected to serve a three-year term. Holders of common stock do not have cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the outstanding shares of our common stock voting for the election of directors can elect all the directors, and the remaining holders will not be able to elect any directors.

Liquidation Rights

        Our outstanding common stock is, and the common stock that will be issued upon conversion of the PIES tendered pursuant to the premium offer when issued and paid for will be, fully paid and non-assessable. Holders of common stock do not have any preemptive rights. On liquidation, the holders of the common stock will be entitled to all amounts remaining for distribution after payment of the liquidation preferences of the outstanding shares, if any, of the Class A common stock and the preference stock.

Class A Common Stock and Preference Stock

        Without action by our stockholders, our Board of Directors may issue one or more series of Class A common stock or preference stock that may have terms more favorable than the common stock, including preferential dividend, liquidation, redemption and voting rights.

        We may use the Class A common stock or the preference stock as an anti-takeover device because these securities may be issued with "super voting" rights and placed in the control of parties aligned with current management. However, the NYSE has in effect a rule that restricts our ability to issue Class A common stock and preference stock with super voting rights. There are presently no shares of Class A common stock or preference stock issued or outstanding.

Stockholder Rights Plan

        We have adopted a stockholder rights plan under which our stockholders have been granted one preference stock purchase right for each share of common stock held. The following description of the purchase rights is not complete. You should refer to the Rights Agreement we entered into with UMB Bank, n.a. (as successor to First Chicago Trust Company of New York), a copy of which we filed with the SEC as an exhibit to our Form 8-A Registration Statement filed on March 4, 1997.

        Each purchase right, when it becomes exercisable as described below, entitles the holder to purchase one-thousandth of a share of our Series A Participating Cumulative Preference Stock, no par value, at a purchase price of $76.67, subject to certain adjustments and other specified conditions.

        The purchase rights become exercisable upon the occurrence of a "distribution date," which is defined in the rights agreement as the earlier of:

  •
  the tenth business day, or such later date as our Board of Directors may fix, after the date on which any company commences a tender or exchange offer which, if consummated, would result in the company acquiring ownership of more than 15% of our outstanding common stock; or

  •
  the "flip-in date," which means the tenth business day after we first publicly announce that a company has acquired ownership of more than 15% of our outstanding common stock, or such other date as our Board of Directors may adopt prior to the flip-in date that would otherwise have occurred.

        The rights agreement does not apply to certain acquisitions, including acquisitions by a company that inadvertently acquires ownership of more than 15% of our outstanding common stock, provided the company promptly divests sufficient shares of common stock to reduce its percentage ownership below 15%.

        If a flip-in date occurs, each purchase right, other than purchase rights the acquiring company or any of its affiliates beneficially own, will constitute the right to purchase from us that number of shares of our common stock having a market value equal to twice the exercise price of the purchase right. On the occurrence of a flip-in date, the purchase rights beneficially owned by the acquiring company or any of its affiliates will be void.

        In addition, our Board of Directors may, at its option, at any time after a flip-in date and prior to the time the acquiring company becomes the owner of more than 50% of the outstanding shares of our common stock, elect to exchange all of the outstanding purchase rights, other than those purchase rights beneficially owned by the acquiring company or its affiliates, for shares of our common stock at an exchange ratio of one share of our common stock per purchase right. Immediately upon the taking of that action by our Board of Directors, the right to exercise the purchase rights will terminate and each purchase right will then represent only the right to receive the appropriate number of shares of common stock.

        Whenever we become obligated to issue shares of common stock upon the exercise of or in exchange for purchase rights, we may substitute shares of preference stock, at a ratio of one one-thousandth of a share of preference stock for each share of common stock.

        If we are acquired in a merger or other similar business combination entered into while:

  •
  the acquiring company or any of its affiliates is in control of our Board of Directors or 50% or more of our assets; or

  •
  assets representing 50% or more of our operating income or cash flow are transferred to an acquiring company or any of its affiliates, then we are required to take all necessary action to ensure that the purchase rights will "flip-over" and entitle each holder of a purchase right to purchase capital stock of the acquiring company having a market value equal to twice the purchase price of the preference stock otherwise purchasable pursuant to the purchase right.

        At any time prior to the earlier of a flip-in date and the tenth anniversary of the rights agreement, our Board of Directors may redeem the purchase rights in whole, but not in part, at a price of $0.01 per purchase right. Under certain circumstances the rights agreement may be amended by our Board of Directors without approval from our stockholders.

        The purchase rights have an anti-takeover effect. Specifically, the purchase rights may cause substantial dilution to a person or group that attempts to acquire a substantial number of shares of our common stock without the approval of our Board of Directors. The purchase rights will not interfere with any merger or other business combination with a third party approved by our Board of Directors, because the Board of Directors may, at any time prior to a flip-in date, redeem the purchase rights as described above or amend the rights agreement to render it inapplicable to a specific transaction.

Additional Anti-Takeover Defenses

        A number of provisions in our governing corporate documents may have the effect of discouraging other companies from acquiring large blocks of our common stock or delaying or preventing a change of control of Aquila. For instance, because our Restated Certificate of Incorporation authorizes our Board of Directors to issue additional capital stock without stockholder approval, the Board of Directors could issue additional shares of stock to discourage a change of control of Aquila. Furthermore, the absence of cumulative voting rights could discourage accumulations of large blocks of our common stock by purchasers seeking representation on our Board of Directors.

        Other provisions in our Restated Certificate of Incorporation are designed to discourage attempts to obtain control of Aquila in a transaction not approved by our Board of Directors. Such provisions include:

  •
  an 80% stockholder vote requirement to remove the entire Board of Directors;

  •
  a prohibition against the removal of individual directors without cause;

  •
  a requirement that the Board of Directors be divided into three classes, with one class elected each year for a three-year term;

  •
  an 80% stockholder vote requirement to amend provisions of the certificate of incorporation relating to our Board of Directors;

  •
  an 80% stockholder vote requirement to approve certain business transactions, unless certain minimum price conditions are met;

  •
  an 80% stockholder vote requirement to amend the above-listed provisions;

  •
  a requirement that stockholder action may be taken only at an annual or special meeting; and

  •
  a requirement that special meetings may only be called by at least a majority of the stockholders.

        Our amended and restated bylaws also contain provisions that may have an anti-takeover effect, including:

  •
  advance notice requirements for stockholder nominations to our Board of Directors; and

  •
  a requirement that nominating stockholders provide information comparable to that which we would be required to provide under federal securities laws.

        These bylaw provisions could enable us to delay undesirable stockholder actions in order to give us more time and information to adequately respond.

        As previously described, our stockholder rights plan also has an anti-takeover effect. Severance agreements we have entered into with certain of our management employees may have anti-takeover effects as well. Such severance agreements provide that we must pay certain benefits if the employees are terminated without good cause or resign for good reason, as defined in the agreements, following a change of control of Aquila.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is UMB Bank, n.a., Kansas City, Missouri.

        Our common stock is listed on the NYSE. The common stock issued upon conversion of the PIES and issued as the premium has been approved for listing on that exchange.

DESCRIPTION OF THE PIES

General

        The Premium Income Equity SecuritiesSM ("PIESSM") are a series of our senior notes issued under an Indenture dated as of August 24, 2001, as supplemented, between us and Union Bank of California, N.A., as the successor trustee to J.P. Morgan Trust Company, N.A. and BankOne Trust Company, N.A., as the trustee.

        We may issue additional senior notes under the indenture from time to time in one or more series. The indenture does not limit the aggregate principal amount of the senior notes or the aggregate principal amount of any particular series of senior notes that we may issue under the indenture. The indenture states that we may issue senior notes from time to time in one or more series. The senior notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        There are currently 13,800,000 PIES outstanding. Each PIES represents a $25 principal amount of our mandatorily convertible senior notes.

        The indenture for the PIES does not limit the amount of PIES we may issue, which may be in one or more series. We may, at our option, without consent of the then existing holders of PIES, reopen a series of PIES and issue additional PIES under the indenture in one or more transactions. Any additional PIES issued under the indenture will be issued upon the same terms and conditions as the PIES previously issued, except that the date of issue, the date upon which interest begins to accrue and the first interest payment date may differ. Notwithstanding any such differences, such additional PIES will be deemed to be part of the same series of PIES previously issued.

        The PIES are senior notes as described under the caption "Description of Senior Notes." The PIES are unsecured and rank equal in right of payment with all of our other unsecured unsubordinated debt and senior in right of payment to all of our existing and future subordinated indebtedness. The PIES rank effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of March 31, 2005, we had approximately $44.9 million of secured indebtedness to which the PIES rank effectively junior to the extent of the value of the assets securing such indebtedness. The PIES are effectively subordinated to all indebtedness and other liabilities of our subsidiaries. The indenture does not limit the amount of debt securities we or our subsidiaries may issue and does not restrict our ability to issue secured indebtedness.

        The PIES are not guaranteed by any of our subsidiaries.

Payment of Interest

        Each currently outstanding PIES bears interest at an annual rate equal to 6.75% of the principal amount of the PIES.

        Interest on the PIES accrues from the date of initial issuance and is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year to holders of record at the close of business on the last day of February, May, August and November, respectively, immediately preceding the interest payment dates.

        The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day calendar months. The amount of interest payable for any period shorter than a full period will be computed on the basis of the actual number of days elapsed per 30-day month. In the event that any interest payment date is not a business day, payment of the interest payable on that interest payment date will be made on the next succeeding day that is a business day and without any interest or other payment in respect of any such delay.

Mandatory Conversion of the PIES

        Unless voluntarily converted into shares of our common stock prior thereto, on September 15, 2007 (the "mandatory conversion date"), each currently outstanding PIES will automatically convert into shares of our common stock at the conversion rate, and the holder thereof will have the right to receive cash in an amount equal to the accrued and unpaid interest on the PIES to the mandatory conversion date.

        The "conversion rate" is equal to:

  •
  if the maturity price is greater than or equal to $3.11 (the "threshold appreciation price"), 8.0386 shares of our common stock per PIES;

  •
  if the maturity price is less than the threshold appreciation price but is greater than $2.55 (the "initial price"), a number of shares of our common stock per PIES determined by dividing $25 by the maturity price; and

  •
  if the maturity price is less than or equal to the initial price, 9.8039 shares of our common stock per PIES.

        Each of the conversion rate, the threshold appreciation price and the initial price are subject to adjustment as provided in "—Conversion Adjustments." The value of the shares of our common stock to be received by a holder of PIES upon mandatory conversion will not necessarily equal the principal amount of our mandatorily convertible senior notes represented by that holder's PIES.

        Any shares of our common stock received by holders of PIES that are not affiliated with us will be free of any transfer restrictions, and the holders of the PIES will be responsible for the payment of any and all brokerage costs upon the subsequent sale of those shares. No fractional shares of our common stock will be delivered to the holders of PIES upon mandatory conversion on the mandatory conversion date. See "—Fractional Shares" below. Notwithstanding the foregoing, in the case of certain adjustment events, the consideration received by holders of the PIES upon mandatory conversion at the mandatory conversion date will be shares of our common stock, other securities and/or cash. See "—Conversion Adjustments" and "—Adjustment for Certain Consolidations or Mergers" below.

        The "maturity price" is the average closing price per share of our common stock for the 20 trading days ending on the third trading day immediately prior to (but not including) the mandatory conversion date; provided, however, that, if there are not 20 trading days for the shares of our common stock occurring later than the 60th calendar day immediately prior to, but not including, the mandatory conversion date, the "maturity price" will be the market value per share of our common stock as of the third trading day immediately prior to the mandatory conversion date as determined by a nationally recognized investment banking firm retained for such purpose by us.

        If an "ex-dividend" date for a security occurs during the period used in determining that security's closing price, the closing price of the security on any day prior to the "ex-dividend" date used in calculating the closing price will be adjusted by the amount of the dividend. The specific terms of such adjustments are described in the indenture for the PIES.

        The "closing price" of any security on any date of determination means:

  •
  the closing sale price or, if no closing sale price is reported, the last reported sale price of the security, regular way, on the NYSE on that date;

  •
  if the security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal U.S. securities exchange on which the security is so listed;

  •
  if the security is not so listed on a U.S. securities exchange, as reported by the NASDAQ Stock Market;

  •
  if the security is not so reported, the last quoted bid price for the security in the over-the-counter market as reported by the National Quotation Bureau or similar organization; or

  •
  if the security is not so quoted, the average of the midpoint of the last bid and ask prices for the security from each of at least three nationally recognized investment banking firms selected by us for such purpose.

        A "trading day" is defined as a business day on which the security, the closing price of which is being determined:

  •
  is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

  •
  has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the security.

        A "business day" is any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

        For illustrative purposes only, the following chart shows the number of shares of our common stock that a holder of PIES would receive for each PIES at various maturity prices. The table assumes that there will be no adjustments to the conversion rate described under "—Conversion Adjustments" below. We cannot assure you that the maturity price will be within the range set forth below. Given the initial price of $2.55 and the threshold appreciation price of $3.11, a holder of each PIES (with a principal amount of $25) would receive, upon mandatory conversion at the mandatory conversion date, the following number of shares of our common stock:

Maturity Price	Number of Shares of Common Stock(1)	Value of Shares
$2.00	9.8039	$19.61
$2.55	9.8039	$25.00
$2.83	8.8339	$25.00
$3.11	8.0386	$25.00
$3.50	8.0386	$28.14

(1)
In lieu of any fractional share otherwise deliverable in respect of the aggregate number of PIES of any holder that are converted upon mandatory conversion, the holder will be entitled to receive an amount in cash equal to the same fraction of the maturity price.

        As the foregoing chart illustrates, if upon mandatory conversion at the mandatory conversion date the maturity price is greater than or equal to $3.11, we will be obligated to deliver 8.0386 shares of our common stock per PIES, resulting in the holders of the PIES receiving only 82% of the appreciation in market value of the shares of our common stock above $2.55. If upon mandatory conversion at the mandatory conversion date the maturity price is greater than $2.55 and less than $3.11, we will be obligated to deliver a number of shares of our common stock having a market value equal to $25 per PIES, resulting in the holders of the PIES receiving none of the appreciation in the market value of the shares of our common stock from $2.55 to $3.11. If upon mandatory conversion at the mandatory conversion date, the maturity price is less than or equal to $2.55, we will be obligated to deliver 9.8039 shares of our common stock per PIES, regardless of the market price of those shares.

Conversion at the Option of the Holder

        The PIES are convertible, in whole but not in part, at the option of the holders thereof, at any time after their initial issuance date and prior to the mandatory conversion date, into shares of our common stock at a rate of 8.0386 shares of our common stock for each PIES (the "optional conversion rate"), equivalent, for each PIES, to a conversion price of $3.11 per share of our common stock (the "optional conversion price"), subject to adjustment as described under "—Conversion Adjustments" below. No fractional shares of our common stock will be delivered to the holders of PIES upon their optional conversion. See "—Fractional Shares" below.

        If the PIES are held in certificated form, a holder must deliver to the trustee the certificate evidencing such holder's PIES with the conversion notice duly completed in order to exercise its optional conversion right. If the PIES are held in book-entry form, a holder or its nominee must comply with the procedures of the relevant depositary in order to exercise its optional conversion rights. In order to participate in the premium offer, however, holders of PIES should tender their PIES in accordance with the procedures set forth in "The Premium Offer—Procedures for Tendering PIES." Failure to follow that procedure may result in an invalid tender and you may not receive any premium upon conversion.

        If a PIES is surrendered for conversion after the close of business on any regular record date for payment of interest and before the opening of business on the corresponding interest payment date, notwithstanding the conversion, the interest payable on the interest payment date will be paid in cash to the person in whose name the PIES is registered at the close of business on that record date, and, when so surrendered for conversion, the PIES must be accompanied by payment of an amount equal to the interest payable on the interest payment date.

Limitation of Beneficial Ownership

        Under the Public Utility Holding Company Act of 1935, as amended, if upon conversion of the PIES a holder would become the beneficial owner of 10% or more of our outstanding voting securities, the holder and its upstream parents could be required to register as a holding company, unless an exemption is available. Registration would subject the holder, as well as us and our subsidiaries, to a comprehensive regulatory scheme pursuant to which the SEC regulates the structure, financings, lines of business and internal transactions of public utility holding companies. Accordingly, each holder of PIES will be deemed to have represented and agreed that it will not convert any PIES, to the extent that after giving effect to such conversion, the beneficial owner of such shares (together with such person's affiliates) would have acquired, through conversion of PIES or otherwise, beneficial ownership of a number of shares of our common stock that exceeds 9.9% of the number of shares of our common stock outstanding immediately after giving effect to such conversion. Furthermore, by purchasing the PIES, each holder agrees that on the mandatory conversion date, such holder will not hold a number of PIES such that, upon conversion of the PIES, the holder's beneficial ownership of shares of our common stock would (together with such person's affiliates) exceed 9.9% of the number of shares of our common stock outstanding immediately after giving effect to such conversion.

        For purposes of the foregoing, the number of shares of common stock beneficially owned by a person and its affiliates includes the number of shares of common stock issuable upon conversion of the PIES with respect to which the determination is being made, but shall exclude the number of shares of common stock which would be issuable upon (A) conversion of the remaining, non-converted PIES beneficially owned by such person or any of its affiliates and (B) exercise of the conversion of the unexercised or unconverted portion of any of our other securities (including, without limitation, any warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such person or any of its affiliates. Except as set forth in the preceding sentence, beneficial ownership is to be calculated in accordance with Section 13(d) of the Exchange Act. In determining the number of outstanding shares of common stock, a holder may rely on the number of outstanding shares of common stock as reflected in (1) our most recent Form 10-Q, Form 10-K or other public filing with the SEC, as the case may be, (2) a more recent public announcement by us, or (3) any other notice by us or our transfer agent setting forth the number of shares of common stock outstanding. In any case, the number of outstanding shares of common stock is to be determined after giving effect to conversions of PIES by such holder and its affiliates since the date as of which such number of outstanding shares of common stock was reported.

Conversion Upon Cash Merger

        Prior to the mandatory conversion date, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, which we refer to as a "cash merger," then on or after the date of the cash merger, each holder of PIES will have the right to convert the PIES at the conversion rate determined as set forth under "—Mandatory Conversion" assuming that the trading day immediately before the cash merger is the mandatory conversion date. We refer to this right as the "merger conversion right."

        We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify the conversion date, which will be not less than 20 nor more than 35 days after the date of the notice, on which the merger conversion will occur and a date by which each holder's merger conversion right must be exercised. The notice will set forth, among other things, the applicable conversion rate and the amount of the cash, securities and other property receivable by the holder upon conversion.

        If the PIES are held in certificated form, a holder must deliver to the trustee, on the date specified in the notice, the certificate evidencing such holder's PIES in order to exercise the merger conversion right. If the PIES are held in book-entry form, a holder or its nominee must comply with the procedures of the relevant depositary in order to exercise its merger conversion right prior to the date specified in the notice as the final date for exercising merger conversion rights.

        If a holder exercises the merger conversion right, we will deliver to such holder on the merger conversion date the kind and amount of securities, cash or other property that such holder would have been entitled to receive in respect of such shares of common stock that would have been issuable assuming that the trading day immediately before the cash merger is the mandatory conversion date. In addition, we will deliver to holders exercising their merger conversion rights accrued and unpaid interest on the PIES being converted for the time period to, but not including, the merger conversion date. If a PIES is surrendered for conversion upon exercise of the merger conversion right after the close of business on any regular record date for payment of interest and before the opening of business on the corresponding interest payment date, notwithstanding the conversion, the interest payable on the interest payment date will be paid in cash to the person in whose name the PIES is registered at the close of business on that record date, and, when so surrendered for conversion, the PIES must be accompanied by payment of an amount equal to the interest payable on such PIES for the number of days that such holder will not hold such PIES following that record date and prior to the interest payment date. If a holder does not elect to exercise the merger conversion right, such holder's PIES will remain outstanding and subject to mandatory conversion on the mandatory conversion date to the extent not converted at the holder's option prior to such date.

Conversion Adjustments

        The conversion rate and the optional conversion rate are each subject to adjustment as appropriate in certain circumstances, including if:

(1)
we issue to all holders of our common stock shares of our common stock as a dividend or distribution on our common stock;

(2)
we subdivide, split or combine our outstanding shares of common stock;

(3)
we issue to all holders of our common stock rights, options or warrants to purchase our common stock, exercisable for a period of 45 calendar days or less, at a price per share less than the closing price of our common stock on the business day preceding the date of announcement of such issuance;

(4)
we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•
dividends or distributions specified in clause (1) above;

•
rights, options or warrants specified in clause (3) above;

•
dividends or distributions paid exclusively in cash; and

•
dividends and distributions in connection with a reclassification, consolidation, merger, binding share exchange or sale resulting in a change in the conversion consideration, subject to adjustments as described in the section "—Adjustment for Certain Consolidations or Mergers."

If we distribute capital stock of, or similar equity interests in, one of our subsidiaries or other business unit of ours, the conversion rate and the optional conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the NYSE or such other national or regional exchange or market on which the securities are then listed or quoted.

(5)
we distribute cash to all holders of our common stock, including any quarterly cash dividend, except in each case:

•
any dividend or distribution in connection with our liquidation, dissolution or winding up; or

•
dividends and distributions in connection with a reclassification, consolidation, merger, binding share exchange or sale resulting in a change in the conversion consideration, subject to adjustments as described in the section "—Adjustment for Certain Consolidations or Mergers."

If an adjustment is required in respect of a distribution of cash, the conversion rate and the optional conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the applicable record date by a fraction:

  •
  the numerator of which will be the current market price (as defined below) of a share of common stock on the record date; and

  •
  the denominator of which will be such current market price less the full amount of the distribution applicable to one share of common stock.

The term "current market price" means the average of the daily closing prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the distribution requiring such computation. For purposes of this section, the term "ex" date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing price was obtained without the right to receive such distribution.

(6)
we or one of our subsidiaries makes purchases of our common stock pursuant to a tender offer or exchange offer to the extent that the same involves an aggregate consideration that, together with:

•
the aggregate of cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

•
the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer, in which event the conversion rate will be adjusted by multiplying the conversion rate then in effect by a fraction:

•
the numerator of which will be the product of (a) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender offer and (b) the then-current market price of a share of our common stock at such expiration time; and

•
the denominator of which will be (a) the product of (X) the number of shares of our common stock outstanding (including any tendered shares) at the expiration of the tender or exchange offer and (Y) the then-current market price of our common stock at such expiration time minus (b) the amount by which such combined amounts exceeds 10% of our market capitalization.

The "then-current market price" on any date means the average of the closing prices per share of common stock for the 10 consecutive trading days prior to such date. Our "market capitalization," on any date, means the product of the closing price of our common stock multiplied by the number of shares of our common stock outstanding on such date.

        If an adjustment is made to the conversion rate pursuant to any of clauses (1) through (6) above, concurrent adjustments to the threshold appreciation price and the initial price will also be made by multiplying each by the inverse of the fractional adjustment made to the conversion rate in those circumstances pursuant to the indenture.

        We will also be entitled, but will not be required, to make upward adjustments in the conversion rate and the optional conversion rate as we, in our sole discretion, will determine to be advisable, in order that any stock dividend, subdivision or split of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock, or any transaction which could be treated as any of the foregoing transactions pursuant to Section 305 of the Code hereafter made by us to our stockholders will not be taxable in whole or in part.

        All adjustments to the conversion rate and the optional conversion rate will be calculated to the nearest 1/100th of a share of our common stock. We will not be required to make an adjustment in the conversion rate or the optional conversion rate unless the adjustment would require a change of at least 1% in the conversion rate or optional conversion rate, as the case may be; provided that we will carry forward any adjustments that are less than 1% of the conversion rate or optional conversion rate, as the case may be, and make such carried-forward adjustment, regardless of whether the aggregated adjustment is less than 1%, with effect on the date of conversion following any exercise of a merger conversion right and on the mandatory conversion date. All adjustments will be made successively.

        Within ten business days following the adjustment of the conversion rate, the threshold appreciation price, the initial price or the optional conversion rate as provided in the preceding paragraphs, we will file with the transfer agent for the PIES a certificate setting forth in reasonable detail the method by which such adjustment was determined and setting forth the revised rates and prices, make a prompt public announcement thereof and mail a notice to holders of the PIES.

        For so long as our rights plan remains in effect, holders of PIES will receive, upon conversion of PIES, in addition to shares of our common stock, the rights under the rights plan unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if we distributed to all holders of common stock shares of our capital stock, evidences of indebtedness or assets described in clause (4) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

        No adjustment will be made to the conversion rate, the optional conversion rate, the threshold appreciation price, the initial price, the maturity price or the optional conversion price in the event that we issue shares of common stock for cash, including at prices below their then-existing market price, the maturity price or the optional conversion price. The conversion rate, the optional conversion rate, the threshold appreciation price, the initial price, the maturity price and the optional conversion price will also not be adjusted:

  •
  upon the issuance of shares of common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common stock under any plan;

  •
  upon the issuance of shares of common stock pursuant to rights or options to purchase common stock pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

  •
  upon the issuance of shares of common stock pursuant to any right, option or warrant, or exercisable, exchangeable or convertible security outstanding as of the date the PIES were first issued;

  •
  for a change in the par value of the common stock; or

  •
  for accrued and unpaid interest.

Adjustment for Certain Consolidations or Mergers

        In case of any consolidation or merger to which we are a party, other than a merger or consolidation in which we are the surviving or continuing corporation and in which each share of our common stock outstanding immediately prior to the merger or consolidation remains unchanged in all material respects, or in case of any sale or transfer to another corporation of our property as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation, other than in connection with a merger or acquisition, each PIES will, after consummation of the applicable transaction, be subject to:

  •
  conversion at the option of the holder into the kind and amount of securities, cash or other property receivable upon consummation of the transaction by a holder of the number of shares of our common stock, including fractional shares for this purpose, into which the PIES could have been converted immediately prior to consummation of the transaction; and

  •
  conversion on the mandatory conversion date into the kind and amount of securities, cash or other property receivable upon consummation of the transaction by a holder of the number of shares of our common stock, including fractional shares for this purpose, into which the PIES would have been converted if the conversion on the mandatory conversion date had occurred immediately prior to the date of consummation of the transaction, plus the right to receive cash in an amount equal to all accrued and unpaid interest on the PIES; and

assuming in each case that the holder of shares of common stock failed to exercise rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon consummation of the transaction, provided that, if the kind or amount of securities, cash or other property receivable upon consummation of the transaction is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon consummation of the transaction for each non-electing share will be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares.

        The kind and amount of securities into or for which the PIES will be convertible after consummation of the transaction will be subject to adjustment as described above under the caption "—Conversion Adjustments" following the date of consummation of the transaction. We may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

Fractional Shares

        No fractional shares of our common stock will be delivered upon conversion of the PIES. In lieu of any fractional share otherwise deliverable in respect of the aggregate number of PIES of any holder that are converted upon mandatory conversion or any voluntary conversion, the holder will be entitled to receive an amount in cash equal to the same fraction of:

  •
  the maturity price, in the case of mandatory conversion; or

  •
  the closing price of the shares of our common stock as of the third trading day immediately preceding the effective date of conversion, in the case of an optional conversion by a holder.

        If more than one PIES is surrendered for conversion at one time by or for the same holder, the number of shares of our common stock issuable upon conversion thereof will be computed on the basis of the aggregate number of PIES so converted.

        In the event that mandatory conversion of the PIES or voluntary conversions of PIES result in more than one holder of PIES being entitled to cash in lieu of a fractional share on the related date of conversion, we will deliver to the paying agent for distribution to the holders of the PIES cash in an amount equal to the total amount of cash to which all holders of PIES are entitled in lieu of fractional shares on such date.

        If payment in cash in lieu of fractional shares of our common stock in accordance with the preceding two paragraphs would result in our failure to be in compliance with any debt instrument to which we are a party, we will be entitled to deliver a whole share of our common stock in lieu of cash to holders of PIES entitled to fractional shares of our common stock, beginning with the holders entitled to the largest fractional shares, until delivery of cash in lieu of fractional shares of our common stock to the remaining holders of PIES would no longer result in our failure to be in compliance with that debt instrument.

Events of Default

        With respect to any series of senior notes, including the PIES, the indenture defines an event of default as:

  •
  a default in the payment of principal (or premium, if any) on any senior note of that series at its maturity;

  •
  a default in the payment of any interest on any senior note of that series for 30 days;

  •
  a default in the payment of any sinking fund installment on any senior note of that series;

  •
  our failure to perform any other of the covenants or warranties in the indenture for 60 days after we receive notice of our failure (other than a covenant or warranty included in the indenture solely for the benefit of a series of senior notes other than that particular series);

  •
  certain events of bankruptcy, insolvency or reorganization of Aquila; and

  •
  any other event of default provided with respect to senior notes of that series. (Section 501 of the indenture).

        If any event of default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding PIES may, by notice, declare the principal amount of the PIES to be due and payable immediately. Upon certain conditions the holders of a majority in principal amount of the outstanding PIES on behalf of the holders of all PIES may annul that declaration and waive past defaults. A declaration may not, however, be annulled if the default is a default in payment of principal of, or premium or interest, if any, unless that default has been cured. (Section 502 and 513).

        The indenture states that the trustee will give notice to the holders of any series of senior notes of a known default if that default is uncured or not waived. The trustee may decide to withhold a notice of default if it determines in good faith that withholding of the notice is in the interest of the holders of the senior notes unless the default is in the payment of principal (or premium, if any) or interest, if any, on any senior notes of that series, or in the payment of any sinking fund installment on any senior note of that series. The trustee may not give notice of default until 30 days after the occurrence of a default in the performance of a covenant in the indenture other than for the payment of the principal of (or premium, if any) or interest, if any, or the deposit of any sinking fund installment. The term default with respect to any series of outstanding senior notes for the purpose only of this provision means the happening of any of the events of default specified in the indenture and relating to such series of outstanding senior notes, excluding any grace periods and irrespective of any notice requirements. (Section 602).

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of any series of outstanding senior notes before proceeding to exercise any right or power under the indenture at the request of the holders of that series of senior notes. (Section 603). The indenture states that the holders of a majority in principal amount of outstanding senior notes of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. The trustee, however, may decline to act if that direction is contrary to law or the indenture. (Section 512).

        The indenture requires us to annually file with the trustee a certificate stating that no default exists or identifying any existing default. (Section 1007)

        In addition to the events of default specified in the indenture, an Event of Default under the PIES will also occur if we fail to deliver shares of our common stock following any conversion and such failure continues for ten days following the scheduled settlement date for such conversion or if we default under any indebtedness for borrowed money resulting in indebtedness in an aggregate principal amount exceeding $40,000,000 becoming due prior to maturity, if the acceleration of that indebtedness is not rescinded within ten days after notice of such default.

No Satisfaction and Discharge; No Legal Defeasance

        The provisions in the indenture relating to the satisfaction and discharge of the indenture with respect to any series of debt securities and the defeasance of debt securities of any series will not apply to the PIES.

Modification of the Indenture

        The indenture provides that we and the trustee may add provisions to or change or eliminate any of the provisions of the indenture relating to any series of senior notes if holders of at least a majority in principal amount of that series of senior notes, voting as a class, consent. We and the trustee cannot, however, modify the indenture to:

  •
  change the stated maturity of any senior note;

  •
  reduce the principal amount of, or the rate of interest or any premium on, any senior note;

  •
  change the place or currency of payment on any senior note;

  •
  impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any security;

  •
  reduce the percentage of outstanding senior notes necessary to modify or amend the indenture; or

  •
  reduce the percentage of aggregate principal amount of outstanding senior notes necessary to waive compliance with certain provisions of the indenture or to waive certain covenants and defaults. (Section 902).

        In addition to the requirements described in the indenture, the consent of each holder of PIES will be required to enter into a supplemental indenture that changes the ranking of the PIES or modifies the conversion provisions applicable to the PIES in a manner adverse to the holders of the PIES.

        In addition, the indenture provides that no waiver may be effected with respect to matters that require the consent of each holder of PIES under the indenture and the supplemental indenture without the unanimous consent of such holders.

Consolidations, Merger and Sale of Assets

        Without the consent of the holders of any of the outstanding senior notes under the indenture, we may:

  •
  consolidate with or merge into any other corporation;

  •
  transfer or lease substantially all of our assets to any person;

  •
  acquire or lease substantially all of the assets of any person; or

  •
  permit any corporation to merge into us, if:

  •
  the successor is a corporation organized under the laws of any domestic jurisdiction;

  •
  the successor corporation, if other than us, assumes our obligations on the senior notes and under the indenture; and

  •
  after giving the effect to the transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, will occur. (Section 801).

        Certain of the covenants described above will not necessarily afford the holders protection in the event we are involved in a highly leveraged transaction, such as a leveraged buyout. However, we must obtain regulatory approval to issue long-term debt.

Outstanding Senior Notes

        In determining whether the holders of the requisite principal amount of outstanding senior notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, the following are taken into account:

  •
  the portion of the principal amount of an original issue discount security deemed to be outstanding is that portion of the principal amount that could be declared to be due and payable upon the occurrence and continuation of an event of default under the terms of the original issue discount security as of the date of the determination, and

  •
  senior notes we or any of our affiliates own are not considered to be outstanding. (Section 101).

Paying Agent, Transfer Agent and Registrar

        Union Bank of California, N.A., acts as paying agent for the payment of interest on, and transfer agent and registrar for, the PIES.

Governing Law

        The indenture and the PIES are governed by and construed in accordance with the laws of the State of New York.

Voting and Certain Other Rights

        Holders of PIES, in their capacity as holders of PIES, have no voting or other rights with respect to our common stock.

Book Entry Issuance

        The depositary for the PIES is The Depository Trust Company, which we refer to as "DTC." The PIES have been issued only as fully registered securities in the name of Cede & Co., DTC's nominee or such other name as may be requested by an authorized representative of DTC.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a summary of the material U.S. federal income tax considerations of the conversion of PIES into common stock pursuant to this premium offer. This discussion deals only with PIES held as capital assets and, except where explicitly noted otherwise, pertains only to holders that are U.S. persons. This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or if you are subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, traders in securities that elect to use the mark-to-market method of accounting for their securities, regulated investment companies, real estate investment trusts, investors in pass-through entities, tax-exempt organizations and taxpayers holding PIES as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or "integrated transaction." Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. This discussion reflects U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus, all of which are subject to change at any time (possibly with retroactive effect).

AS DISCLOSED IN THE PROSPECTUS SUPPLEMENT RELATED TO ISSUANCE OF THE PIES, CERTAIN ASPECTS OF THE U.S. FEDERAL INCOME TAX ASPECTS OF THE PIES ARE NOT DIRECTLY ADDRESSED BY ANY STATUTORY, ADMINISTRATIVE OR JUDICIAL AUTHORITY. IN ADDITION, CERTAIN ASPECTS OF THE U.S. FEDERAL INCOME TAX TREATMENT OF THE CONVERSION PURSUANT TO THIS PREMIUM OFFER ARE NOT DIRECTLY ADDRESSED BY ANY STATUTORY, ADMINISTRATIVE OR JUDICIAL AUTHORITY. THEREFORE, THE U.S. FEDERAL INCOME TAX CONSEQUENCES MAY BE SUBJECT TO DIFFERING INTERPRETATIONS. ADDITIONALLY, THE TAX CONSEQUENCES OF CONVERTING YOUR PIES INTO COMMON STOCK MAY DEPEND ON YOUR PARTICULAR CIRCUMSTANCES. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF CONVERTING YOUR PIES, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES.

        For purposes of this discussion, the term "U.S. person" means: (1) a person who is a citizen or resident of the United States; (2) a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.

Federal Income Tax Treatment of Participation in the Premium Offer

        The federal income tax treatment of the conversion of the PIES into common stock pursuant to this premium offer is dependent upon the treatment of the ownership of the PIES for U.S. federal income tax purposes. As described in the prospectus supplement (the "Supplement") dated August 18, 2004 accompanying the PIES initial offering, no statutory, judicial or administrative authority directly addresses the characterization of the PIES or instruments similar to the PIES for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PIES and participation in this premium offer are not certain. No ruling has been or is being requested from the IRS with respect to the PIES and no assurance can be given that the IRS will agree with the treatment described herein. In addition, although Blackwell Sanders Peper Martin LLP has opined as to the U.S. federal income tax treatment of certain aspects of this premium offer depending upon the ultimate U.S. federal income tax characterization of the PIES, Blackwell Sanders Peper Martin LLP is not opining as to the U.S. federal income tax characterization of the

PIES or to any other matters not specifically stated. Thus, the investor may not rely upon this discussion for purposes of avoiding penalties and each investor is instructed to consult his, her or its own tax advisor. In addition, each investor is instructed to consult with his, her or its tax advisor as to any potential obligation that an investor may have to disclose the conversion of PIES to the IRS. As stated in the Supplement, the Company intends to treat, and by purchasing the PIES, pursuant to the terms of the indenture you agree to treat the PIES as a forward purchase contract rather than as a debt instrument. Except where noted, the remainder of this discussion assumes that this treatment is correct, although no assurance is given in this regard.

Treatment of PIES as Forward Purchase Contract

        If the PIES are treated as forward purchase contracts for U.S. Federal income tax purposes, it is the opinion of Blackwell Sanders Peper Martin LLP that you will likely be treated as exercising your optional conversion right at the optional conversion rate, plus receiving additional shares of our common stock per PIES as a premium for converting your PIES. Under this treatment, you will be required to report as ordinary income an amount equal to the fair market value of the additional shares issued to you as a premium for converting your shares. Alternatively, Blackwell Sanders Peper Martin LLP believes that the IRS might contend that conversion of the PIES pursuant to the premium offer results in sale or exchange treatment of the PIES for U.S. federal income tax purposes and consequently, you will be required to recognize gain or loss in an amount equal to the difference between the fair market value of the common stock received and your PIES adjusted basis. Such gain or loss will be short-term capital gain or loss. Capital gain may be offset by capital losses. Net short term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

        The holding period for common stock acquired will commence on the day of the acquisition of such common stock and will not include the period of time during which you held the PIES.

Cash for Fractional Interests

        Cash received in lieu of a fractional share of our common stock received in the conversion should be treated as a redemption of such fractional share in exchange for cash. Holders generally will realize capital gain or loss on a redemption of a fractional share of common stock in an amount equal to the cash received for the fractional share over their basis in such fractional share. Gain or loss on this redemption will generally be short-term capital gain or loss.

Alternative Characterizations of the PIES

        As discussed in the Supplement and in this premium offer prospectus, the U.S. federal income tax treatment the PIES is not clear. While we and holders of the PIES have agreed to treat the PIES as forward purchase contracts, the IRS could assert another treatment and a court could agree with such assertion. For example, it is possible that the IRS could argue that the PIES represent an equity investment in Aquila. In addition, certain other characterizations are also possible (although unlikely) including treatment of the PIES as (1) subject to the contingent payment debt obligation regulations (2) an investment unit consisting of a debt instrument and a forward contract or (3) two or more options.

        If the PIES are treated as an equity investment in Aquila for U.S. federal income tax purposes, it is the opinion of Blackwell Sanders Peper Martin LLP that the exchange of the PIES for our common stock should constitute a tax-free recapitalization under section 368(a)(1)(E) of the Code. In such case, the holder generally should recognize no gain or loss on the receipt of common stock in exchange for the PIES, although gain or loss could be recognized on the receipt of cash for fractional shares of common stock (discussed above under "—Cash for Fractional Interests") or if common stock is received for distributions in arrears on the PIES. It is expected that none of the common stock paid in the premium offer will be in exchange for dividends in arrears on the PIES. The basis of our common stock received in the premium offer will be the same as the basis of the PIES exchanged for such common stock. The holding period of the common stock received in the premium offer will include the period of time the holder held the exchanged PIES.

        Any of the alternative characterizations mentioned above, as well as other possible characterizations, could affect the timing, amount and character of income or deductions with respect to the PIES, as well the U.S. federal income tax treatment of the conversion of the PIES into our common stock pursuant to this premium offer.

Federal Tax Aspects of Ownership of Common Stock Received in the Premium Offer

        Distributions paid by us out of out current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) on common stock received as part of the premium offer will constitute a dividend and will be includible in income by holders when received. Under current law, dividends paid to individual holders may qualify for a special 15 percent tax rate on "qualified dividend income" through December 31, 2008. Dividends may also be eligible for the dividends received deduction if the holder is an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction.

        Aquila does not expect to have accumulated earnings and profits in the foreseeable future and may not have current earnings for some time. To the extent a holder receives a distribution on our common stock that exceeds our current or accumulated earnings and profits, such distribution is not treated as a dividend but will be treated as a non-taxable return of capital, reducing the holder's basis in the common stock. Any such distribution in excess of the holder's basis in our common stock will be treated as capital gain.

        Upon a disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common stock. Such capital gain or loss generally will be long-term capital gain or loss if you held such common stock for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax and Information Reporting

        Information reporting requirements could apply upon the conversion of the PIES, unless you are an exempt recipient such as a corporation. Backup withholding tax could also apply if you fail to provide an accurate taxpayer identification number or otherwise fail to comply with applicable U.S. information reporting or certification requirements. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against you U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

LEGAL MATTERS

        Blackwell Sanders Peper Martin LLP, Kansas City, Missouri will pass upon certain legal matters for us in connection with the securities offered by this premium offer prospectus. LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York, counsel to the dealer manager, from time to time provides legal services to us.

EXPERTS

        The consolidated financial statements and schedules of Aquila, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference in this premium offer prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

Dealer Manager

Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010
Telephone: (212) 325-4153

Information Agent

The Altman Group, Inc.
1275 Valley Brook Avenue
Lyndhurst, NJ 07071
Telephone: (800) 461-9316
Facsimile: (201) 460-0050

Exchange Agent

Union Bank of California, N.A.
Corporate Trust Department
120 S. San Pedro Street, 4th Floor
Los Angeles, CA 90012
Telephone: (213) 972-5660
Facsimile: (213) 972-5695

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law confers broad powers upon corporations incorporated in that state with respect to indemnification of any person against liabilities incurred by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other business entity. The provisions of Section 145 are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

        The Restated Certificate of Incorporation of Aquila contains a provision that eliminates the personal liability of Aquila's directors to Aquila or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law.

        Aquila has a dual phase insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by Aquila, against loss (including expenses incurred in the defense of actions, suits or proceedings in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of Aquila. The policy also reimburses Aquila for liability incurred in the indemnification of its directors and officers.

        The Bylaws of Aquila entitle officers and directors to be indemnified by Aquila against costs or expenses, attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with an action, suit or proceeding, including actions brought by or in the right of Aquila, to which such persons are made or threatened to be made a party, by reasons of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of a quorum of disinterested directors, or (ii) if such quorum is not obtainable or, if obtainable, a majority thereof so directs, by independent legal counsel, or (iii) by the stockholders of Aquila, upon a determination that the person seeking indemnification acted in good faith and in the manner that he or she reasonably believed to be in or not opposed to Aquila's best interest, or, if the action is criminal in nature, upon a determination that the person seeking indemnification had no reasonable cause to believe that such person's conduct was unlawful. This provision also requires Aquila, upon authorization by the Board of Directors, to advance costs and expenses, including attorneys' fees, reasonably incurred in defending such actions; provided, that any person seeking such an advance must first provide Aquila with an undertaking to repay any amount as to which it may be determined such person is not entitled.

Item 21. Exhibits.

        See Index to Exhibits preceding the Exhibits included as part of this registrant statement.

Item 22. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant of the foregoing provisions, or otherwise, the registrant have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and us being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on June 22, 2005.

AQUILA, INC.
By:	/s/ RICHARD C. GREEN Richard C. Green Chief Executive Officer Chairman of the Board of Directors

        The undersigned directors of Aquila, Inc. appoint Richard C. Green and Rick J. Dobson as true and lawful attorneys with power to each of them to sign for us this registration statement and any and all amendments to this registration statement, and generally do all such things in our names and in our capacities as directors to enable Aquila, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC in connection with this offering.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed below on June 22, 2005 by the following persons in the capacities indicated:

Signature		Title

By:	/s/ RICHARD C. GREEN Richard C. Green	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
By:	/s/ RICK J. DOBSON Rick J. Dobson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
By:	* Herman Cain	Director
By:	* Dr. Michael M. Crow	Director
By:	* Irvine O. Hockaday, Jr.	Director
By:	* Heidi E. Hutter	Director

By:	* Dr. Stanley O. Ikenberry	Director
By:	* Patrick J. Lynch	Director
By:	* Gerald L. Shaheen	Director
*By:	/s/ RICHARD C. GREEN Richard C. Green Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Dealer Manager Agreement.
4.1†	Restated Certificate of Incorporation of the company. (Exhibit 3(a) to the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.)
4.2†	Amended and Restated By-laws of the company. (Exhibit 3.1 to the company's Current Report on Form 8-K filed May 6, 2005.)
4.3†	Long-term debt instruments of the company in amounts not exceeding 10% of the total assets of the company and its subsidiaries on a consolidated basis will be furnished to the Commission upon request.
4.4†	Form of Rights Agreement between the company and UMB Bank, n.a. (as successor to First Chicago Trust Company of New York), as Rights Agent. (Exhibit 4 to the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.)
4.5†	Amendment to Rights Agreement. (Exhibit 4(d) to the company's Post Effective Amendment No. 1 to Registration Statement on Form S-3 No. 333-29657 filed March 15, 2002.)
5.1*	Opinion of Christopher M. Reitz, Esq.
8.1	Tax Opinion of Blackwell Sanders Peper Martin LLP.
12.1	Ratio of Earnings to Fixed Charges.
23.1	Consent of KPMG LLP.
23.2*	Consent of Christopher M. Reitz, Esq. (included in Exhibit 5.1).
23.3	Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit 8.1).
24.1*	Power of Attorney.
99.1*	Form of Letter of Transmittal.
99.2*	Form of Letter to Depository Trust Company Participants.
99.3*	Form of Letter to Clients.

*
Previously filed

†
Incorporated by reference

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
SUMMARY
Our Company
Strategic and Financial Repositioning Overview
Capitalization
The Premium Offer
QUESTIONS AND ANSWERS ABOUT THE PREMIUM OFFER
RISK FACTORS
Risk Factors Relating to Aquila
Risk Factors Relating to Ownership of Common Stock
Risk Factors Relating to Continued Ownership of PIES
MARKET FOR COMMON STOCK AND PIES
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
THE PREMIUM OFFER
COMPARISON OF RIGHTS BETWEEN THE PIES AND OUR COMMON STOCK
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF THE PIES
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits.
  Item 22. Undertakings.
SIGNATURES
INDEX TO EXHIBITS